SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February 2006                                                                                                   Commission File Number: 1-31402

CAE INC. (Name of Registrant)

8585 Cote de Liesse Saint-Laurent, Quebec Canada H4T 1G6 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                                  Form 20-F                                                                             Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                                  Yes                                                                                          No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: February 14, 2006	By: /s/ Hartland J. Paterson
Name: Hartland J. Paterson
Title: Vice President Legal, General Counsel
and Corporate Secretary

Press Release

CAE reports third-quarter results for fiscal year 2006

  Year-to- date revenue increased by 14% over last year to C$822.9 million
  Net earnings for the quarter were C$17. million or C$0.07 per share
  Net debt was further reduced by C$41.2 million to C$208.9 million

Montreal, February 14, 2006 – (NYSE: CGT; TSX: CAE) – CAE today reported financial results for the third quarter ended December 31, 2005. Net earnings for the quarter were $17.6 million, or $0.07 per share, which compares to a net loss of $347.0 million or $1.40 per share in the same quarter last year. All financial information is in Canadian dollars.

Earnings from continuing operations, excluding non-recurring items, were $23.7 million or $0.09 per share in the third quarter, compared to $11.2 million or $0.04 per share in the third quarter last year. Year-to-date earnings from continuing operations, excluding non-recurring items, were $63.6 million, or $0.25 per share, compared to $32.8 million, or $0.13 per share in the same period last year.

Consolidated revenue for the third quarter was $276.6 million, compared to $257.5 million in the third quarter last year.

Year -to-date revenue was $822.9 million, an increase of 14% over the $723.5 million recorded for the same period last year. Year-to-date net earnings amounted to $55.5 million, or $0.22 per share, compared to a loss of $308.7 million, or $1.25 per share, for the same period last year.

Third-quarter consolidated earnings before interest and taxes (EBIT) reached $32.7 million or 11.8% of revenue. EBIT from continuing operations excluding non-recurring items would have been $37.6 million, or 13.6% of revenue.

“Financial results for the first nine months improved on the basis of increased revenues and margins,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “The restructuring plan that we first announced on February 11, 2005, is on track to deliver our targeted cost savings. We are still in a transition phase with considerable work ahead, but we are improving our operating performance and strengthening our financial position, while continuing to develop leading-edge technologies.”

Business Segment Highlights

Beginning April 1, 2005, CAE began reporting financial results on a newly segmented basis —distinguishing between products and services — to reflect the way that the business is now being managed. The four segments are Simulation Products/Civil, Training & Services/Civil, Simulation Products/Military, and Training & Services/Military.

Simulation Products/Civil

Revenue in the Simulation Products/Civil segment amounted to $63.0 million in the third quarter, a 13% quarter-over-quarter increase and a 20% year-over-year increase, both resulting from higher order intake commencing early in the year.

Operating income for the third quarter amounted to $10.4 million, benefiting from better program execution, increased synergies, and the recently secured Technology Partnerships Canada program. This compares to an operating loss of $3.0 million for the same quarter last year.

CAE recently reached a key milestone. By instituting a strict change -control process and standardizing its approach to simulator development, the Company achieved its goal of reducing the time required to manufacture, deliver and have certified an Airbus A320 civil full-flight simulator from nearly 20 months to 14 months. The Company will apply these new processes to the manufacturing of other civil full-flight simulator platforms.

New orders totalled $102.8 million in the third quarter. CAE is pleased to announce that it has been awarded a contract to provide a full-flight simulator to Saudi Arabian Airlines, bringing the total number of simulator orders won during the third quarter to six. Segment backlog was $312.3 million as of December 31, 2005, and at that date, the Company had booked 17 orders for full-flight simulators. CAE maintains its forecast for 20 simulator orders in the current fiscal year.

Training & Services/Civil

Revenue in the Training & Services/Civil segment amounted to $78.0 million in the third quarter, in line with the second quarter and a 3% increase year over year. An increased level of activity at CAE’s training centres was offset by the continued strengthening of the Canadian dollar vis-à-vis the US dollar and the Euro, the main operating currencies of the segment.

Operating income for the third quarter amounted to $14.3 million, a quarter-over-quarter increase of $2.7 million and an increase of $5.3 million year over year. Third-quarter operating income included a $1.8 million non-recurring gain following the Company’s exit from the Dornier 328J training business, partially offset by negative foreign exchange impacts.

New orders totalled $56.7 million in the third quarter. Segment backlog was $805.2 million as of December 31, 2005.

Simulation Products/Military

Revenue in the Simulation Products/Military segment amounted to $82.8 million in the third quarter, a decrease of 12% from the second quarter resulting mainly from delays in the award of contracts, specifically in Europe and Australia, and from negative foreign exchange impacts. These results are in line with revenues in the third quarter last year. Given the unique nature and irregular timing of military contract awards, variations in the level of order bookings between quarters in both Military segments are normally expected.

Operating income for the third quarter amounted to $6.3 million, compared to $6.4 million last year.

New orders totalled $45.4 million in the third quarter, and segment backlog was $453.0 million as of December 31, 2005.

Training & Services/Military

Revenue in the Training & Services/Military segment amounted to $52.8 million in the third quarter, a 4% quarter-over -quarter increase and a 13% year-over-year increase stemming mainly from increased maintenance and technical logistic support services revenues on various German and American bases. Offsetting this increase were negative foreign exchange impacts.

Operating income for the third quarter amounted to $8.4 million, compared with $4.9 million in the same quarter last year. The increase is mainly due to a cost recovery resulting from the annual rate negotiations with the Canadian Government, a dividend received from a Training & Services/Military investment in the UK and increased revenues from support services on German bases.

New orders totalled $60.7 million in the third quarter. Segment backlog was $797.8 million as of December 31, 2005.

In the Military business as a whole, revenue for the quarter from the combined segments was $135.6 million and operating income was $14.7 million, for an operating margin of 10.8% . Normalizing for one -time items, Military’s year-to-date operating margin is 10.6%, which is essentially in line with the Company’s objective of a low double-digit EBIT margin in the Military business.

Cash flow and financial position

Free cash flow — defined as net cash flows provided by continuing operations less capital expenditures (including capitalized costs) and dividends paid, plus sale and leaseback proceeds — was $37.2 million for the quarter.

CAE’s net debt — defined as long-term debt less cash and cash equivalents — was $208.9 million as at December 31, 2005, a decrease of $41.2 million from the second quarter and a decrease of $76.9 million from the end of fiscal 2005.

CAE will pay a dividend of $0.01 per share to shareholders of record on March 17, 2006, payable on March 31, 2006.

Additional consolidated financial results

The consolidated backlog from continuing operations at December 31, 2005, was $2.4 billion, compared to $2.5 billion at the beginning of the fiscal year. During the nine-month period, new orders added to backlog amounted to $886.0 million, which were offset by $823.0 million of revenues generated from backlog and by negative foreign exchange movements. Since the beginning of fiscal year 2006, the strengthening of the Canadian dollar has diminished the book value of CAE’s consolidated backlog by $200.0 million.

On November 29, 2005, CAE launched Project Phoenix, a $630-million R&D program that will span six years. During the third quarter, CAE and the Government of Canada signed an agreement for an investment of approximately 30% – or $189 million – of the value of the program. This new Technology Partnerships Canada (TPC) agreement replaces two previous TPC programs.

Capital expenditures for the quarter amounted to $45.6 million, for a total of $87.8 million for the first nine months of the fiscal year. Major capital projects in fiscal 2006 include ongoing investment in the Dassault Falcon 7X program, the ramp-up of the German NH90 program, and various other maintenance expenditures. Capital expenditures are expected to be in the range of $135 million for the current fiscal year.

Income taxes for the third quarter were $9.1 million, representing an effective tax rate of 34% compared to 20% last year and 25% last quarter. The variations are due to changes in the mix of income, for tax purposes, from various jurisdictions. Management still expects a 31% effective income tax rate for fiscal year 2006 as a whole, excluding the effect of potential non-recurring tax items such as the recognition of available tax losses not previously recognized by the Company.

Non-recurring items

Earnings per share from continuing operations for the third quarter, excluding non-recurring items, were $0.09, compared to $0.04 in the third quarter last year and $0.08 in the second quarter. Reported third-quarter results included the following after-tax charges: costs related to the Company’s restructuring plan of $4.2 million; costs related to the early settlement of debt of $2.0 million; and a foreign exchange loss on the reduction of investment in certain self-sustaining subsidiaries in the amount of $1.0 million. In addition, reported results benefited from a $1.0 million after-tax gain on the Company’s exit from the Dornier 328J training business.

As of December 31, 2005, the Company had incurred approximately $41 million before tax of restructuring and other related costs, remaining within its initial projection of $55 -$65 million. The remaining cash- and non-cash expenses related to the restructuring program can only be recognized as they are incurred. The original estimate of cash cost savings expected from restructuring remains unchanged.

A more detailed discussion of business segment highlights can be found in the Management Discussion & Analysis posted on CAE’s website at http://www.cae.com /financialsQ3FY06.

Conference Call

CAE will host a conference call today at 1:00 p.m. EST for analysts, institutional investors and the media. North American participants can listen to the conference by dialling 1-866-898-9626 or (514) 868-1042. Overseas participants can dial +800-8989-6323 or 1(514) 868-1042. The conference call will also be audio Webcast live for the public at www.cae.com.

CAE is a world-leading provider of simulation and modelling technologies for civil aviation and military customers. With annual revenues of approximately C$1 billion, the company operates in 18 countries around the world. CAE has sold nearly 700 simulators and training devices to airlines, aircraft manufacturers, training centres and defence forces for air and ground purposes in more than 40 countries. With over 100 full-flight simulators in more than 20 aviation training centres serving approximately 3,500 airlines, aircraft operators and manufacturers across the globe, CAE is a world leader in aviation, maintenance and crew training services. CAE licences its simulation software to various market segments and has a professional services division assisting customers with wide-ranging simulation -based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward- looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. For a description of risks that could cause actual results or events to differ materially from current expectations, please refer to the section entitled "Risk Factors" in CAE Inc.'s Annual Information Form for the year ended March 31, 2005 filed with the Canadian securities commissions (available at www.cae.com or on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as updated in CAE's fiscal 2006 Third Quarter MD&A dated February 14, 2006, under the section entitled "Business Risks And Uncertainties". The forward-looking statements contained in this news release represent our expectations as of February 14, 2006 and, accordingly, are subject to change after such date. However, we disclaim any intention or obligation to update any forward-looking statements, whether as a result of new information or otherwise.

On the Web: www.cae.com

Media contacts:

Nathalie Bourque, Vice President, Global Communications, (514) 734-5788,
 nathalie.bourque@cae.com

Anne von Finckenstein, Manager, Public Relations, (514) 340-5370,
 anne.vonfinckenstein@cae.com

Investor relations:

Andrew Arnovitz, Director, Investor Relations, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited)	as at December 31	as at March 31
(amounts in millions of Canadian dollars)	2005	2005

Assets
Current assets
Cash and cash equivalents	$ 66.7	$ 57.1
Accounts receivable	255.5	255.7
Inventories	92.5	101.0
Prepaid expenses	15.6	17.8
Income taxes recoverable	71.2	58.5
Future income taxes	6.1	2.5
Current assets held for sale	-	5.8

	507.6	498.4
Property, plant and equipment, net	793.7	792.2
Future income taxes	96.6	101.0
Intangible assets	20.6	20.2
Goodwill	91.9	92.1
Other assets	134.1	138.3
Long -term assets held for sale	5.9	57.5

	$1,650.4	$ 1,699.7

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$ 324.5	$ 312.8
Deposits on contracts	140.0	93.5
Long-term debt due within one year	11.1	35.3
Future income taxes	22.7	19.6
Current liabilities related to assets held for sale	-	7.8

	498.3	469.0
Long -term debt	264.5	307.6
Deferred gains and other long-term liabilities	198.4	179.8
Future income taxes	30.1	38.3
Long -term liabilities related to assets held for sale	-	53.4

	991.3	1,048.1

Shareholders’ Equity
Capital stock	386.5	373.8
Contributed surplus	5.1	3.3
Retained earnings	388.8	340.8
Currency translation adjustment	(121.3)	(66.3)

	659.1	651.6

	$1,650.4	$ 1,699.7

Consolidated Statements of Earnings

				nine months
	three months ended			ended
(Unaudited)		December 31		December 31
((amounts in millions of Canadian dollars, except per share amounts)	2005	2004	2005	2004

Revenue	$276.6	$ 257.5	$822.9	$ 723.5

Earnings (loss) before interests and income taxes	$ 32.7	$ (426.0)	$ 96.7	$ (372.3)
Interest expense, net	6.1	5.4	15.3	16.0

Earnings (loss) before income taxes	$ 26.6	$ (431.4)	$ 81.4	$ (388.3)
Income tax expense (recovery)	9.1	(85.7)	25.3	(74.3)
Earnings (loss) from continuing operations	$ 17.5	$ (345.7)	$ 56.1	$ (314.0)
Results of discontinued operations	0.1	(1.3)	(0.6)	5.3

Net earnings (loss)	$ 17.6	$ (347.0)	$ 55.5	$ (308.7)

Basic and diluted earnings (loss) per share from continuing operations	$ 0.07	$ (1.40)	$ 0.22	$ (1.27)

Basic and diluted earnings (loss) per share	$ 0.07	$ (1.40)	$ 0.22	$ (1.25)

Weighted average number of shares outstanding	250.2	247.0	249.6	246.8

Consolidated Statements of Retained Earnings

	three months ended			nine months
		December 31		ended
(Unaudited)				December 31
(amounts in millions of Canadian dollars)	2005	2004	2005	2004

Retained earnings at beginning of period	$ 373.7	$ 585.6	$ 340.8	$ 562.1
Net earnings (loss)	17.6	(347.0)	55.5	(308.7)
Dividends	(2.5)	(7.4)	(7.5)	(22.2)

Retained earnings at end of period	$ 388.8	$ 231.2	$ 388.8	$ 231.2

Consolidated Statements of Cash Flows

	three months ended		nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2005	2004	2005	2004

Operating activities
Net earnings (loss)	$ 17.6	$ (347.0)	$ 55.5	$ (308.7)
Results of discontinued operations	(0.1)	1.3	0.6	(5.3)

Earnings (loss) from continuing operations	17.5	(345.7)	56.1	(314.0)
Adjustments to reconcile earnings to
cash flows from operating activities:
Impairment of goodwill, tangible and intangible assets	-	443.3	-	443.3
Depreciation	13.8	13.8	39.8	40.9
Amortization of deferred financing costs	0.2	0.6	1.9	1.9
Amortization of intangible and other assets	4.4	6.9	15.2	15.7
Future income taxes	3.0	(81.7)	(1.7)	(68.9)
Investment tax credits	(3.0)	(4.0)	(5.7)	(24.1)
Stock-based compensation	0.8	0.5	1.9	1.4
Other	(1.8)	1.3	3.8	4.1
Decrease in non-cash working capital	55.9	57.8	55.1	18.8

Net cash provided by continuing operating activities	90.8	92.8	166.4	119.1
Net cash (used in) provided by discontinued operating activities	-	(5.6)	2.1	15.0

Net cash provided by operating activities	90.8	87.2	168.5	134.1

Investing activities
Purchase of business (net of cash and cash equivalents acquired)	-	-	2.6	(6.6)
Proceeds from disposal of discontinued operations	-	-	(4.9)	0.8
Capital expenditures	(45.6)	(37.3)	(87.8)	(103.5)
Proceeds from sale and leaseback of assets	-	28.0	-	28.0
Deferred development costs	(0.4)	(2.5)	(0.4)	(9.4)
Deferred pre-operating costs	(0.1)	-	(0.4)	(1.3)
Other assets	(5.1)	(1.0)	(17.2)	(5.1)

Net cash used in continuing investing activities	(51.2)	(12.8)	(108.1)	(97.1)
Net cash used in discontinued investing activities	-	(2.1)	(2.3)	(6.2)

Net cash used in investing activities	(51.2)	(14.9)	(110.4)	(103.3)

Financing activities
Net borrowing under revolving unsecured credit facilities	(13.3)	(16.4)	(9.7)	10.1
Proceeds from long-term debt	4.2	0.1	25.8	3.4
Repayments of long-term debt	(33.1)	(14.8)	(61.9)	(22.4)
Dividends paid	(2.4)	(7.2)	(7.2)	(21.6)
Common stock issuances	1.2	0.5	6.2	1.0
Other	2.8	(0.6)	1.8	2.5

Net cash used in continuing financing activities	(40.6)	(38.4)	(45.0)	(27.0)
Net cash provided by discontinued financing activities	-	0.7	1.2	2.5

Net cash used in financing activities	(40.6)	(37.7)	(43.8)	(24.5)

Effect of foreign exchange rate changes
on cash and cash equivalents	(2.1)	0.5	(9.1)	(1.0)

Net (decrease) increase in cash and cash equivalents	(3.1)	35.1	5.2	5.3
Cash and cash equivalents at beginning of period	69.8	32.1	61.5	61.9

Cash and cash equivalents at end of period	$ 66.7	$ 67.2	$ 66.7	$ 67.2

Cash and cash equivalents related to:
Continuing operations			$ 66.7	$ 63.2
Discontinued operations			-	4.0

			$ 66.7	$ 67.2

“ Empowered to perform and compete more effectively.”

> INTERIM THIRD QUARTER REPORT FOR THE NINE MONTHS ENDED DECEMBER 31, 2005 THIRD QUARTER REPORT

01	Report to Shareholders

04	Management’s Discussion and Analysis

	04	Highlights of the Third Quarter of Fiscal 2006

	05	Introduction

	05	Cautionary Statements Regarding Forward-Looking Information

	06	Non-GAAP Financial Measures

	08	Consolidated Results

	16	Segmented Results

	26	Acquisitions, Business Combinations and Divestitures

	27	Liquidity

	28	Off-Balance Sheet Arrangements

	29	Financial Instruments

	29	Business Risks and Uncertainties

	29	Financial Statements Disclosure

	29	Systems, Procedures and Controls

	29	Additional Information

CAE THIRD QUARTER REPORT 2006

30	Consolidated Balance Sheets

31	Consolidated Statements of Earnings

31	Consolidated Statements of Retained Earnings

32	Consolidated Statements of Cash Flows

33	Notes to Consolidated Financial Statements

	33	Note 1: Nature of Operations and Significant Accounting Policies

	34	Note 2: Business Acquisitions and Combinations

	35	Note 3: Discontinued Operations and Assets Held for Sale

	37	Note 4: Long-Term Debt

	38	Note 5: Letters of Credit and Guarantees

	38	Note 6: Interest Expense, Net

	39	Note 7: Capital Stock

	39	Note 8: Employee Future Benefits

	40	Note 9: Supplementary Information

	40	Note 10: Operating Segments and Geographic Information

	44	Note 11: Impairment of Goodwill, Tangible and Intangible Assets

	45	Note 12: Restructuring Charge

	45	Note 13: Goodwill

	46	Note 14: Government Cost Sharing

> 2

> CAE THIRD QUARTER REPORT 2006

REPORT TO SHAREHOLDERS THIRD-QUARTER RESULTS

CAE reported financial results for the third quarter ended December 31, 2005. Net earnings for the quarter were $17.6 million, or $0.07 per share, which compares to a net loss of $347.0 million or $1.40 per share in the same quarter last year. All financial information is in Canadian dollars.

     Earnings from continuing operations, excluding non-recurring items, were $23.7 million or $0.09 per share in the third quarter, compared to $11.2 million or $0.04 per share in the third quarter last year. Year-to-date earnings from continuing operations, excluding non-recurring items, were $63.6 million, or $0.25 per share, compared to $32.8 million, or $0.13 per share in the same period last year.

Consolidated revenue for the third quarter was $276.6 million, compared to $257.5 million in the third quarter last year.

     Year-to-date revenue was $822.9 million, an increase of 14% over the $723.5 million recorded for the same period last year. Year-to-date net earnings amounted to $55.5 million, or $0.22 per share, compared to a loss of $308.7 million, or $1.25 per share, for the same period last year. Third-quarter consolidated earnings before interest and taxes (EBIT) reached $32.7 million or 11.8% of revenue. EBIT from continuing operations excluding non-recurring items would have been $37.6 million, or 13.6% of revenue.

     “Financial results for the first nine months improved on the basis of increased revenues and margins,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “The restructuring plan that we first announced on February 11, 2005, is on track to deliver our targeted cost savings. We are still in a transition phase with considerable work ahead, but we are improving our operating performance and strengthening our financial position, while continuing to develop leading-edge technologies.”

BUSINESS SEGMENT HIGHLIGHTS

Beginning April 1, 2005, CAE began reporting financial results on a newly segmented basis – distinguishing between products and services – to reflect the way that the business is now being managed. The four segments are Simulation Products/Civil, Training & Services/Civil, Simulation Products/Military, and Training & Services/Military.

SIMULATION PRODUCTS/CIVIL

Revenue in the Simulation Products/Civil segment amounted to $63.0 million in the third quarter, a 13% quarter-over-quarter increase and a 20% year-over-year increase, both resulting from higher order intake commencing early in the year.

     Operating income for the third quarter amounted to $10.4 million, benefiting from better program execution, increased synergies, and the recently secured Technology Partnerships Canada program. This compares to an operating loss of $3.0 million for the same quarter last year.

     CAE recently reached a key milestone. By instituting a strict change-control process and standardizing its approach to simulator development, the Company achieved its goal of reducing the time required to manufacture, deliver and have certified an Airbus A320 civil full-flight simulator from nearly 20 months to 14 months. The Company will apply these new processes to the manufacturing of other civil full-flight simulator platforms.

     New orders totalled $102.8 million in the third quarter. CAE is pleased to announce that it has been awarded a contract to provide a full-flight simulator to Saudi Arabian Airlines, bringing the total number of simulator orders won during the third quarter to six. Segment backlog was $312.3 million as of December 31, 2005, and at that date, the Company had booked 17 orders for full-flight simulators. CAE maintains its forecast for 20 simulator orders in the current fiscal year.

TRAINING & SERVICES/CIVIL

Revenue in the Training & Services/Civil segment amounted to $78.0 million in the third quarter, in line with the second quarter and a 3% increase year over year. An increased level of activity at CAE’s training centres was offset by the continued strengthening of the Canadian dollar vis-à-vis the US dollar and the Euro, the main operating currencies of the segment.

     Operating income for the third quarter amounted to $14.3 million, a quarter-over-quarter increase of $2.7 million and an increase of $5.3 million year over year. Third-quarter operating income included a $1.8 million non-recurring gain following the Company’s exit from the Dornier 328J training business, partially offset by negative foreign exchange impacts.

New orders totalled $56.7 million in the third quarter. Segment backlog was $805.2 million as of December 31, 2005.

01 >

REPORT TO SHAREHOLDERS	> CAE THIRD QUARTER REPORT 2006

SIMULATION PRODUCTS/MILITARY

Revenue in the Simulation Products/Military segment amounted to $82.8 million in the third quarter, a decrease of 12% from the second quarter resulting mainly from delays in the award of contracts, specifically in Europe and Australia, and from negative foreign exchange impacts. These results are in line with revenues in the third quarter last year. Given the unique nature and irregular timing of military contract awards, variations in the level of order bookings between quarters in both Military segments are normally expected.

Operating income for the third quarter amounted to $6.3 million, compared to $6.4 million last year.

New orders totalled $45.4 million in the third quarter, and segment backlog was $453.0 million as of December 31, 2005.

TRAINING & SERVICES/MILITARY

Revenue in the Training & Services/Military segment amounted to $52.8 million in the third quarter, a 4% quarter-over-quarter increase and a 13% year-over-year increase stemming mainly from increased maintenance and technical logistic support services revenues on various German and American bases. Offsetting this increase were negative foreign exchange impacts.

     Operating income for the third quarter amounted to $8.4 million, compared with $4.9 million in the same quarter last year. The increase is mainly due to a cost recovery resulting from the annual rate negotiations with the Canadian Government, a dividend received from a Training

  Services/Military investment in the UK and increased revenues from support services on German bases.
  New orders totalled $60.7 million in the third quarter. Segment backlog was $797.8 million as of December 31, 2005.
  In the Military business as a whole, revenue for the quarter from the combined segments was $135.6 million and operating income was

$14.7 million, for an operating margin of 10.8% . Normalizing for one-time items, Military’s year-to-date operating margin is 10.6%, which is essentially in line with the Company’s objective of a low double-digit EBIT margin in the Military business.

CASH FLOW AND FINANCIAL POSITION

Free cash flow – defined as net cash flows provided by continuing operations less capital expenditures (including capitalized costs) and dividends paid, plus sale and leaseback proceeds – was $37.2 million for the quarter. CAE’s net debt – defined as long-term debt less cash and cash equivalents – was $208.9 million as at December 31, 2005, a decrease of $41.2 million from the second quarter and a decrease of $76.9 million from the end of fiscal 2005.

CAE will pay a dividend of $0.01 per share to shareholders of record on March 17, 2006, payable on March 31, 2006.

ADDITIONAL CONSOLIDATED FINANCIAL RESULTS

The consolidated backlog from continuing operations at December 31, 2005, was $2.4 billion, compared to $2.5 billion at the beginning of the fiscal year. During the nine-month period, new orders added to backlog amounted to $886.0 million, which were offset by $823.0 million of revenues generated from backlog and by negative foreign exchange movements. Since the beginning of fiscal year 2006, the strengthening of the Canadian dollar has diminished the book value of CAE’s consolidated backlog by $200.0 million. On November 29, 2005, CAE launched Project Phoenix, a $630-million R&D program that will span six years. During the third quarter, CAE and the Government of Canada signed an agreement for an investment of approximately 30% – or $189 million – of the value of the program. This new Technology Partnerships Canada (TPC) agreement replaces two previous TPC programs.

     Capital expenditures for the quarter amounted to $45.6 million, for a total of $87.8 million for the first nine months of the fiscal year. Major capital projects in fiscal 2006 include ongoing investment in the Dassault Falcon 7X program, the ramp-up of the German NH90 program, and various other maintenance expenditures. Capital expenditures are expected to be in the range of $135 million for the current fiscal year.

     Income taxes for the third quarter were $9.1 million, representing an effective tax rate of 34% compared to 20% last year and 25% last quarter. The variations are due to changes in the mix of income, for tax purposes, from various jurisdictions. Management still expects a 31% effective income tax rate for fiscal year 2006 as a whole, excluding the effect of potential non-recurring tax items such as the recognition of available tax losses not previously recognized by the Company.

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REPORT TO SHAREHOLDERS	> CAE THIRD QUARTER REPORT 2006

NON-RECURRING ITEMS

Earnings per share from continuing operations for the third quarter, excluding non-recurring items, were $0.09, compared to $0.04 in the third quarter last year and $0.08 in the second quarter. Reported third-quarter results included the following after-tax charges: costs related to the Company’s restructuring plan of $4.2 million; costs related to the early settlement of debt of $2.0 million; and a foreign exchange loss on the reduction of investment in certain self-sustaining subsidiaries in the amount of $1.0 million. In addition, reported results benefited from a $1.0 million after-tax gain on the Company’s exit from the Dornier 328J training business. As of December 31, 2005, the Company had incurred approximately $41 million before tax of restructuring and other related costs, remaining within its initial projection of $55-$65 million. The remaining cash- and non-cash expenses related to the restructuring program can only be recognized as they are incurred. The original estimate of cash cost savings expected from restructuring remains unchanged.

This report includes forward-looking statements that are based on certain assumptions and reflects CAE’s current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE’s materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

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> CAE THIRD QUARTER REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS February 14, 2006 For the three and nine-month periods ended December 31, 2005

For purposes of this discussion, “CAE” or the “Company” refers to CAE Inc. and its subsidiaries. This Management’s Discussion and Analysis (MD&A) for the three and nine-month periods ended December 31, 2005 (third quarter of fiscal 2006), current as of February 14, 2006, focuses on the core business segments of CAE: Simulation Products/Civil (SP/C); Simulation Products/Military (SP/M); Training & Services/Civil (TS/C); and Training & Services/Military (TS/M). Except as otherwise indicated, all financial information related herein is determined in accordance with Canadian Generally Accepted Accounting Principles (GAAP), and all dollar amounts referred to herein are in Canadian dollars.

1 HIGHLIGHTS OF THE THIRD QUARTER 0F FISCAL 2006

FINANCIAL

  Consolidated revenue for the third quarter of 2006 reached $276.6 million, $19.1 million higher than for the same quarter last year. After three quarters in fiscal 2006, consolidated revenue reached $822.9 million, $99.4 million higher than for the same period last year.
  Earnings from continuing operations for the quarter were $17.5 million. Excluding the effect of non-recurring items, they reached $23.7 million, a $3.7 million increase over the previous quarter and a $12.5 million increase over the same quarter last year.
  Earnings per share (EPS) reached 7 cents and 22 cents for the third quarter and the nine-month period ending December 31, 2005 respectively. Excluding non-recurring items, EPS reached 9 cents for the quarter and 25 cents on a year-to-date basis.
  Cash from continuing operations for the quarter reached $90.8 million, and $166.4 million for the first three quarters in fiscal 2006 or $47.3 million more than for the same nine-month period last year.
  Capital employed was at $868.0 million as at December 31, 2005 or $27.7 million lower than at the end of the previous quarter and $69.4 million lower than at the beginning of this fiscal year.
  Net debt was $208.9 million as at December 31, 2005; $76.9 million lower than at the beginning of the fiscal year.
  Non cash working capital was negative $46.3 million or $51.2 million lower than at the end of the previous quarter and $55.9 million lower than at the beginning of the fiscal year.

ORDERS

During the third quarter, CAE sold six civilian full-flight simulators bringing the total number of simulators sold in the first nine months of fiscal 2006 to 17.

The Civil training business continued to build momentum in the rapidly growing Asian and Middle East markets with new training agreements:

Expansion of the CAE/China Southern Airlines joint venture facility in Zhuhai by six simulator bays;

Multi-year agreement with Qatar Airways, one of the fastest growing airlines in the world, for Airbus A330 and A340 pilot training;

Extension of Oman Air’s Boeing 737 NG aircraft pilot training program;

Five-year agreement for pilot training on Airbus A320 aircraft by new Indian carrier Kingfisher Airlines; and

Boeing 737 NG pilot training for the new Indian low-cost carrier SpiceJet.

Military orders for the third quarter include:

Contract with the German Navy and German Armed Forces for logistic support;

Upgrade for the German P-3C OFT (Operational Flight Trainer);

Tactical Training Capability Upgrade (TTCU) for the Royal Australian Air Force C-130J and C-130M simulators; and

Upgrade to C-5 Galaxy weapons systems trainers (WST) for the US Air Force.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

OTHER

  Announcement of a $630 million research and R&D program (“Project Phoenix”) that will span over the next six years. The Government of Canada has agreed to invest up to 30% of this amount (reducing the amount of R&D tax credit otherwise available).
  Launch of CAE Medallion-6000TM series, the latest addition to its family of image generators.
  Restructuring plan is progressing, $8.9 million incurred year-to-date, to aggregate $41 million since inception.

2 INTRODUCTION

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for military organizations, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as in a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas and flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. CAE also operates a global network of aviation training centres in locations around the world.

     CAE’s fiscal year-end is March 31 and, unless otherwise indicated, all references to the current year or 2006 are for the fiscal year ending March 31, 2006, and all references to last year, prior year, or a year ago are for the fiscal year ended March 31, 2005.

Effective April 1st, 2005, the Company changed its internal organization structure such that operations are managed through four segments:

(i)	Simulation Products/Civil (SP/C) – Designs, manufactures and supplies civil flight simulation training devices and visual systems;

(ii)	Simulation Products/Military (SP/M) – Designs, manufactures and supplies advanced military training products for air, land and sea applications;

(iii)	Training & Services/Civil (TS/C) – Provides business and commercial aviation training and related services; and

(iv)	Training & Services/Military (TS/M) – Supplies military turn key training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.

Previously, the Company’s operations were broken down and reported into three operating segments: Military Simulation & Training (Military), Civil Simulation & Training (Civil) and Marine Controls (Marine) until the disposal of the latter in the fourth quarter of fiscal 2005.

     The MD&A, which includes a review of the operations of each business segment and the financial condition of CAE, is intended to assist the readers in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for each business segment and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes of the third quarter of fiscal 2006.

     Unless otherwise indicated in this MD&A, the Company’s outlook, business profile and strategy as well as the accounting policies and estimates provided in the Company’s most recent annual MD&A (included in the Company’s annual report for the year ended March 31, 2005) remain unchanged.

     This MD&A contains statements from CAE management (Management) regarding CAE’s strategy, operating results and financial condition. Management is responsible for its accuracy, integrity and objectivity, and has developed, maintains and supports the necessary systems and controls to provide reasonable assurance as to the validity and completeness of the disclosures contained herein.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbols CAE and CGT respectively.

3 CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on assumptions which Management considered reasonable at the time they were prepared and may include information concerning the Company’s future financial performance, business strategy, plans, goals and objectives. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Statements preceded by the words “believe”, “expect”, “anticipate”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and/or similar expressions are forward-looking statements. CAE cautions the readers that the assumptions regarding future events, many of which are beyond the control of Management, may affect the extent to which a particular projection materializes and/or could ultimately prove to be incorrect. Factors that could cause actual results or events to differ materially from current expectations are discussed herein (for additional information refer to the “Business Risks and Uncertainties” section of this MD&A). The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisition or other business combinations or divestitures that may be announced or completed after such statements are made.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

4 NON-GAAP FINANCIAL MEASURES

This MD&A provides comments on non-GAAP financial measures. Readers should be cautioned that this information should not be confused with, or used as an alternative for, performance measures determined in accordance with GAAP. Management believes that these measures provide useful supplemental information to GAAP financial measures. However, these non-GAAP financial measures have no standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

4.1 EBIT

Earnings before interest and income tax expenses (EBIT) is a financial term used to report a company’s earnings as they would be without interest and taxes. Management considers EBIT to be useful supplemental information since, by eliminating the effects of some financing decisions and tax structures, performance can be analyzed between different periods, different companies and different industries with dissimilar capital structures.

4.2 SEGMENT OPERATING INCOME

Segment Operating Income (SOI) is the key indicator used internally to measure the financial performance of each segment. This measure gives a good indication of the profitability of each segment, without the impact of any items not specifically related to the segment’s performance (which items are presented in the reconciliation between total Segment Operating Income and EBIT – refer to Note 10 in the interim consolidated financial statements).

4.3 FOREIGN EXCHANGE

The Company’s reporting currency is the Canadian dollar, and assets, liabilities and transactions measured in foreign currencies need to be translated to Canadian dollars at various exchange rates (FX) as required by GAAP. CAE considers disclosing the impact of foreign exchange movement on its results to be useful supplemental information as it provides an indication of performance comparable between periods, excluding the impact of currency fluctuation which can significantly affect the Company’s operations and financial results.

CAE’s exposure to the fluctuation of exchange rates between its main operating currencies (Canadian dollar, US dollar, Euro and British pound) is as follows:

  For each of the Company’s network of civilian and military training centres, most of the revenue and costs are generated and incurred in the same currency, leaving the net profitability and the net investment in these training centres exposed to foreign currency fluctuation.
  Under GAAP, gains or losses resulting from the translation of the net investment in a self-sustaining subsidiary is deferred in the Currency Translation Adjustment (CTA) account which is part of the shareholder’s equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability will impact the earnings statement immediately and affect year-to-year and quarter-to-quarter comparisons.
  For the Company’s manufacturing operations outside of Canada (Germany, US, UK and Australia), most of the revenue and costs are generated and incurred in the local currency with the exception of some data and equipment that could be bought, from time to time, in different currencies. This leaves, once again, the net profitability of the period and the net investment in these locations exposed to foreign currency fluctuation.
  For the Company’s manufacturing operations in Canada, although the net assets are not exposed to fluctuations of foreign currencies against the Canadian dollar (except for receivables and payables in foreign currencies), more than 85% of its revenues are generated in foreign currencies (mostly US dollar and Euro) and a significant level of its expenses are incurred in Canadian dollars leaving this operation exposed to fluctuations in foreign currencies. As a general policy, contracts denominated in foreign currencies are hedged when signed, which allows the Company to protect itself against a portion of this foreign exchange exposure. However it is impossible to offset all of the impacts of the movement in foreign currencies with these measures, leaving some residual exposures impacting the statement of earnings.
  From a long-term perspective, the Company is exposed to fluctuations of the Canadian dollar as it does not hedge future revenues. It is therefore exposed to potential gains or losses in its foreign currency revenues for its future business.
The exchange rates used to translate assets, liabilities and backlog were as follows for the quarter ended:

	december 31	september 30		march 31
	2005	2005	(decrease)	2005	(decrease)

US dollar (US$ or USD)	1.1659	1.1611	–	1.2096	(4%)
Euro (€)	1.3805	1.4003	(1%)	1.5689	(12%)
British pound (£ or GBP)	2.0036	2.0546	(2%)	2.2848	(12%)

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

The average exchange rates used to translate revenues and expenses were as follows for the quarter ended:

	december 31	september 30		december 31
	2005	2005	(decrease)	2004	(decrease)

US dollar (US$ or USD)	1.1742	1.2030	(2%)	1.2215	(4%)
Euro (€)	1.3962	1.4671	(5%)	1.5804	(12%)
British pound (£ or GBP)	2.0532	2.1493	(4%)	2.2755	(10%)

4.4 FREE CASH FLOW

Free cash flow is defined by Management as net cash flows provided by continuing operating activities less capital expenditures (including capitalized costs) and dividends paid, plus proceeds from sales and leaseback and other asset-specific financing. CAE considers free cash flow to be an indicator of the financial strength and liquidity of its business as it shows how much cash is generated to grow the business, repay debt and meet its ongoing obligations.

4.5 CAPITAL EMPLOYED Capital employed is a measure of net investment:

  From the perspective of how capital is used, capital employed is defined as total assets excluding cash and cash equivalents, minus total liabilities excluding long-term debt (together with its current portion). At the segment level, capital employed is defined as a segment’s total assets excluding cash and cash equivalents, tax accounts and other non-operating assets, minus the segment’s total liabilities, excluding tax accounts, long-term debt (together with its current portion) and other non-operating liabilities.
  From the perspective of the sources of capital, capital employed includes net debt as defined below, and shareholders’ equity.

4.6 NET DEBT

Net debt is defined as long-term debt (funding debt), including its current portion, minus cash and cash equivalents. The Company considers net debt to be an indicator of its overall financial position.

4.7 NON-CASH WORKING CAPITAL

Non-cash working capital is defined as consolidated current assets minus current liabilities as they appear on the balance sheet, excluding the following items: cash and cash equivalents, current portion of long-term debt and current portion of assets and liabilities held for sale.

4.8 NON-RECURRING ITEMS

Non-recurring items are items identified by their nature as outside of the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. Management considers that highlighting significant non-recurring items and providing operating results excluding these items is useful supplemental information that allows for analysis of CAE’s underlying operating performance.

4.9 BACKLOG

Backlog is defined as unfilled customer orders for products and services. For the SP/C, SP/M and TS/M segments, an item is considered part of the backlog when a legally binding commercial agreement providing sufficient details on the party’s respective obligations (forming the basis for a contract and/or an order) is in place between the Company and its client. For the TS/C segment, backlog includes revenues from customers under both long-term and short-term contractual arrangements where training revenues are guaranteed or reasonably expected from current customers.

4.10 REVENUE SIMULATOR EQUIVALENT UNIT

Revenue Simulator Equivalent Unit (RSEU) is defined as the sum of the simulators that were available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, CAE will report only 50% of the simulators deployed by this joint venture as RSEU. If a simulator is being powered down and relocated, it will be excluded from this computation until the simulator is re-installed and available for revenue generation as an RSEU.

4.11 REVENUE PER SIMULATOR

Revenue per simulator is calculated by dividing the revenue of TS/C for the period (on an annualized basis) by the related RSEU.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

5	CONSOLIDATED RESULTS

5.1	RESULTS FROM OPERATIONS

For the nine-month period ended December 31, 2005, the Company, while achieving operational improvements, was impacted by the strengthening of the Canadian dollar as indicated in Section 4. From the beginning to the end of the period, the Canadian dollar gained 4%, 12% and 12% respectively against the US dollar, the Euro and the British pound, the three main operating currencies of the Company.

SUMMARY OF CONSOLIDATED RESULTS

	three months ended		nine months ended
	december 31		december 31
(amounts in millions, except per share amounts)	2005	2004	2005	2004

Revenue	$ 276.6	$ 257.5	$ 822.9	$ 723.5
EBIT	32.7	(426.0)	96.7	(372.3)
As % of revenue	11.8%	–	11.8%	–
Interest expense, net	6.1	5.4	15.3	16.0
Income tax expense (recovery)	9.1	(85.7)	25.3	(74.3)

Earnings (loss)
From continuing operations	$ 17.5	$ (345.7)	$ 56.1	$ (314.0)
From discontinued operations	0.1	(1.3)	(0.6)	5.3

Net earnings (loss)	$ 17.6	$ (347.0)	$ 55.5	$ (308.7)
Basic and diluted EPS from continuing operations	0.07	(1.40)	0.22	(1.27)
Basic and diluted EPS	0.07	(1.40)	0.22	(1.25)

5.1.1 CONSOLIDATED REVENUE

Revenue for the third quarter of fiscal 2006 reached $276.6 million compared with $280.3 million for the second quarter of fiscal 2006 and $257.5 million for the third quarter last year.

     The quarter-over-quarter decrease of $3.7 million results mainly from a lower performance of the SP/M segment posting a $11.6 million decrease combined with a minor decrease of $1.4 million for TS/C, partially offset by the increases in SP/C and TS/M of $7.2 million and $2.1 million respectively. The quarter-over-quarter fluctuation is mainly explained by delays in awarding various military contracts as well as the negative impact of the translation of Euro and British pound denominated revenue into Canadian dollars.

     The year-over-year increase of $19.1 million results mainly from $10.6 million increase in SP/C revenue (higher level of activity) together with increases of $6.2 million for the TS/M segment (growth and acquisition) and $2.2 million for the TS/C segment (year-over-year growth). Year-over-year revenue growth has been muted in all segments by the continued strengthening of the Canadian dollar.

     After three quarters in fiscal 2006, the Company’s revenues reached $822.9 million, a $99.4 million increase over the same period last year. This increase results from growth in every business segment; particularly in the SP/M segment, where the year-over-year increase reached $51.5 million mainly attributable to the NH90 contract. Offsetting the year-over-year growth in revenue was the negative impact on all segments from the strengthening of the Canadian dollar.

Further analysis of each segment’s results is provided in the Segmented Results section.

5.1.2 CONSOLIDATED EBIT

EBIT for the third quarter of fiscal 2006 reached $32.7 million (11.8% of revenue) compared with $28.1 million (10.0% of revenue) for the second quarter of fiscal 2006 and a loss of $426.0 million (including an impairment charge of $443.3 million) for the third quarter last year.

The quarter-over-quarter increase of $4.6 million results mainly from:

  A stronger performance in program execution for the SP/C segment;
  The net impact of the contribution of the Canadian government on some research and development programs; and
  A non-recurring gain on the disposal of the Company’s training assets in TS/C segment related to the Dornier 328 Jet (Do328J) aircraft.

The increase was partially offset by the SP/M segment as explained in the consolidated revenue section, foreign exchange loss on the reduction of the Company’s investment in some of its self-sustaining subsidiaries and higher levels of costs associated with the Company’s restructuring program incurred during the third quarter.

     Excluding the effect of the non-recurring items incurred in the third quarter of fiscal year 2005 (mainly the impairment charge), the year-over-year EBIT increase would have been $16.5 million and is a result of higher Segment Operating Income (SOI) in SP/C, TS/C and TS/M offset by a slightly lower SOI level for SP/M.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

     The $96.7 million EBIT reported for the first nine months was impacted by various non-recurring items including a $5.3 million foreign exchange net gain on the reduction of the investment in certain self-sustaining subsidiaries combined with a gain of $1.8 million related to exiting the Do328J platform, offset by a write-down of $5.9 million of deferred bid costs (incurred post-selection) on certain projects and by restructuring costs of $5.1 million and other restructuring plan related charges of $3.8 million. Excluding non-recurring items, EBIT after nine months this year would have been $104.4 million (12.7% of revenue).

     Last year’s reported EBIT of negative $372.3 million included the effect of the $443.3 million impairment charge together with $3.8 million of non-recurring restructuring plan related charges incurred during the initial phase of the Company’s restructuring effort. These were offset by $14.2 million of additional investment tax credits (ITCs) related to fiscal 2000 to fiscal 2004. Excluding these items, last year’s EBIT after nine months would have reached $60.6 million (8.4% of revenue).

     Excluding the non-recurring items described above, EBIT after three quarters in fiscal 2006 is $43.8 million (or 72%) higher than for the same period last year.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section. Further analysis of each segment’s results is provided in the Segmented Results section.

5.1.3 INTEREST EXPENSE (NET)

The net interest expense for the third quarter of fiscal 2006 amounted to $6.1 million compared with $4.4 million for the second quarter and $5.4 million for the third quarter of fiscal 2005. After nine months, the net interest expense amounted to $15.3 million compared to $16.0 million for the same period last year. The variations between the periods are explained below.

(amounts in millions)	quarter-over-quarter	year-over-year	ytd-over-ytd

Net interest, prior period	$ 4.4	$ 5.4	$ 16.0
Increase/(decrease) in interest on long-term debt	3.4	0.3	(4.3)
(Increase)/decrease in interest income	(0.5)	(0.2)	1.6
(Increase)/decrease in capitalized interest	(0.5)	1.1	3.2
Increase/(decrease) in amortization of deferred financing charges	(1.3)	(0.9)	(0.5)
Other	0.6	0.4	(0.7)

Net interest, current period	$ 6.1	$ 6.1	$ 15.3

Increase/(decrease) in interest on long-term debt

On a quarter-over-quarter basis, the increase in interest on long-term debt arose primarily from the prepayment of high-cost asset-backed financing resulting in one-time swap unwind and early prepayment charges totalling $2.8 million, together with higher debt levels during the third quarter compared with the second quarter ($0.6 million). On a year-over-year and YTD basis, excluding the effect of the above-mentioned $2.8 million, the reduction results from the marked decrease in overall debt levels, to approximately half of the previous period’s levels.

(Increase)/decrease in interest income

On a quarter-over-quarter basis, the increase in interest income results from a higher level of cash on hand throughout the quarter compared to the second quarter. While the impact on a year-over-year basis is relatively flat, the YTD is lower due to the refinancing of CAE’s Medium Support Helicopter Aircrew Training Facility (MSHATF) project during the third quarter of fiscal 2005 resulting in a lower investment balance.

(Increase)/decrease in capitalized interest

On a quarter-over-quarter basis, the capitalized interest has increased as a result of a higher level of assets under construction, while on a year-over-year basis both for the third quarter and YTD, the assets under construction are approximately half as much as last year, resulting in a lower level of capitalized interest.

Increase/(decrease) in amortization of deferred financing charges

On a quarter-over-quarter basis, the deferred financing charge is lower as a result of the second quarter write-off of deferred financing charges related to the previous revolving term credit facility, which was replaced by a new facility on July 7, 2005. On a year-over-year basis, both for the quarter and YTD, the lower charge resulted from the amortization of lower upfront costs for the new revolving term credit facility as well as lower amortization of deferred financing charges related to the Brazil financing that was repaid at the end of fiscal 2005.

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5.1.4 INCOME TAXES

Income taxes for the quarter were $9.1 million, representing an effective income tax rate of 34% compared to 25% for the second quarter of fiscal 2006 and 29% for the third quarter last year excluding the impairment charge (or 20% recovery rate including impairment charge). The quarter-over-quarter variation is due to changes in the mix of income, for tax purposes, from various jurisdictions. The year-over-year increase is due to higher income in jurisdictions with higher tax rates.

     Income taxes for the first nine months were $25.3 million, representing an effective tax rate of 31% compared to 27% for the first nine months of last year, excluding the impairment charge (19% recovery rate including impairment charge). Management still expects a 31% effective income tax rate for fiscal 2006 taken as a whole. The above rate excludes the effect of potential non-recurring tax items such as the recognition of available tax losses not previously recognized by the Company.

5.1.5 RESULTS FROM DISCONTINUED OPERATIONS

During the third quarter of fiscal 2006, the Company recorded a $0.1 million net gain from discontinued operations resulting from the finalization of earn-out of the Cleaning Technologies business partially offset by fees incurred to date in connection with the evaluation and litigation exercice related to the Forestry Systems. After nine months in fiscal 2005, discontinued operations accounted for $5.3 million of earnings, compared with a loss of $0.6 million this year.

     For a more complete discussion on the sale of Marine or the Forestry Systems litigation, refer to the Acquisitions, Business Combinations and Divestitures section.

5.1.6 NET EARNINGS

Net earnings for the third quarter of fiscal 2006 reached $17.6 million (6.4% of revenue) compared to $17.1 million (6.1% of revenue) for the second quarter and compared to a loss of $347.0 million (including impairment of goodwill, intangible and tangible assets of $354.2 million) for the third quarter last year.

     After nine months in fiscal 2006, net earnings amounted to $55.5 million compared to a loss of $308.7 million for the same period last year. Excluding non-recurring items and discontinued operations, net earnings would have been $63.6 million and $32.8 million respectively.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section.

5.1.7 BASIC AND DILUTED EARNINGS PER SHARE

Earnings per share (EPS) for the third quarter of fiscal 2006 reached $0.07, compared with $0.07 for the second quarter of fiscal 2006 and to a loss of $1.40 for the third quarter of fiscal 2005. Excluding the effect of non-recurring items and discontinued operations, EPS would have amounted to $0.09, $0.08 and $0.04 respectively.

     EPS after three quarters in fiscal 2006 reached $0.22 or $0.25 excluding non-recurring items and discontinued operations. For the same period in 2005, EPS had reached a loss of $1.27 or a gain of $0.13 excluding non-recurring items and discontinued operations.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section.

5.1.8 ORDERS AND BACKLOG

The Company’s backlog as at December 31, 2005 stood at $2.4 billion compared to $2.5 billion at the beginning of fiscal 2006. During the nine-month period, new orders added to backlog amounted to $886.0 million, which were offset by $823.0 million of revenues generated from backlog and by negative foreign exchange movements. The strengthening of the Canadian dollar relative to the Euro, US dollar and British pound over the period has, as at December 31, 2005, and subject to future currency fluctuations before contract completion, diminished the Canadian dollar value of CAE’s consolidated backlog by $200.0 million (refer to Section 4 for further details). The following table provides a continuity of the Company’s backlog since September 30, 2005 and March 31, 2005.

CONSOLIDATED BACKLOG CONTINUITY SCHEDULE

	three months ended	nine months ended
(amounts in millions)	december 31, 2005	december 31, 2005

Backlog, beginning of period	$ 2,434	$ 2,505
+ Orders for the period	266	886
- Revenue for the period	(277)	(823)
+ /- Adjustments (mainly FX)	(55)	(200)

Backlog, end of period	$ 2,368	$ 2,368

Further details are provided in the Segmented Results section.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

5.2. RESTRUCTURING PLAN

On February 11, 2005, CAE announced a comprehensive restructuring plan (Plan) aimed at restoring its profitability, cash flows and return on capital. This Plan, undertaken by Management under the leadership of the new CEO, resulted from an extensive strategic review of CAE’s markets, customers and other external stakeholders as well as its internal resources and capabilities.

Geared towards the elimination of duplication and the achievement of a more competitive cost structure, the Plan includes actions such as:

  Review of the Company strategy;
  Consolidation of manufacturing activities including engineering, program management and global procurement. These functions had previously existed in various business units, resulting in duplication;
  Rationalization of the civil training centre footprint, including consolidation of training centres where duplication exists and relocation of a number of full-flight simulators to maximize yield;
  Improvement initiatives geared towards standardizing processes and “productizing” the manufacturing process;
  Optimization of the work force, streamlining of the management structure and re-engaging the employees;
  Implementing an Enterprise Resource Planning (ERP) system to improve transparency, accountability and information flow; and
  Various other elements that affect the nature and focus of operations.

Finally, CAE’s compensation structure has been reoriented, with a specific emphasis on building shareholder value through focus on delivery of free cash flow and an adequate return on capital employed.

     As of December 31, 2005, approximately $41 million of the expected $55 million to $65 million of incremental charges associated with the above Plan was incurred by the Company.

A considerable level of activity is still ongoing with regards to the execution of the Company’s restructuring plan, including:

Further standardization and modularization of the development and manufacturing processes, leading to the production of lower-cost simulators, and further manufacturing footprint rationalization;

The rationalization of the civil training centre footprint, including the redeployment of a number of full-f light simulators, more specifically:

In the Benelux region (Belgium and Netherlands) CAE currently operates three training centres (Amsterdam, Brussels and Maastricht) located in a radius of less than 100km. Of a total of 20 simulator bays available in these three centres, only 15 are occupied. In view of this large concentration of training capacity in the area, the decision was made to close the Maastricht training centre. Approval from the authorities and the employees’ work council was received at the end of calendar year;

CAE, in conjunction with its partner Iberia, will consolidate its Spanish operations from three to one location (Barajas Airport). The Company expects the Barajas training centre to be fully operational by end of fiscal year 2007;

Overall, as part of its yield maximization strategy and to better meet market and/or customers’ demand, CAE currently estimates that more than 25 simulators will have to be relocated between the third quarter of fiscal 2006 and during fiscal 2007. Also, the Company estimates that four full-flight simulators will be taken out of service in the coming months since they will have reached their maximum economical useful life;

Shortly after some of the above relocations, the secondary Dallas training centre will be closed; and

Finally, CAE initiated the expansion and the conversion of CAE’s Burgess Hill, UK military facility to accommodate civil training as well. The extension is expected to be completed by October 2006.

The Company is also incurring and will continue to incur costs associated with the re-engineering of its business processes as it relates to the implementation of an ERP system.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

5.3 RECONCILIATION OF NON-RECURRING ITEMS

The table below shows how certain non-recurring items (as defined in Section 4) have affected the Company’s results in the respective reporting periods. Management believes that this supplemental information is useful as it provides an indication of the Company’s underlying performance excluding these non-recurring items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance.

CONSOLIDATED RECONCILIATION OF NON-RECURRING ITEMS

FOR THE THREE-MONTH PERIOD ENDED	december 31, 2005			september 30, 2005			december 31, 2004

	amount	amount	per	amount	amount	per	amount	amount	per
(amounts in millions, except per share amounts)	pre-tax	after tax	share	pre-tax	after tax	share	pre-tax	after tax	share

Earnings from continuing operations	$ 26.6	$17.5	$ 0.07	$ 23.7	$17.8	$ 0.07	$ (431.4) $ (345.7)		$ (1.40)
Restructuring plan
- Restructuring charge	2.6	1.9	0.01	1.6	1.2	0.01	–	–	–
- Other costs associated with the restructuring plan	3.4	2.3	0.01	0.4	0.3	–	3.8	2.7	0.01
Early repayment of higher-cost asset-backed financing	2.8	2.0	0.01	–	–	–	–	–	–
Write-down of unamortized deferred financing costs	–	–	–	1.1	0.7	–	–	–	–
Foreign exchange loss	0.7	1.0	–	–	–	–	–	–	–
Exit of the Dornier 328J platform	(1.8)	(1.0)	(0.01)	–	–	–	–	–	–
Impairment charge	–	–	–	–	–	–	443.3	354.2	1.43

Earnings from continuing operations,
excluding non-recurring items
(not in accordance with GAAP)	$ 34.3	$23.7	$ 0.09	$ 26.8	$20.0	$ 0.08	$ 15.7	$ 11.2	$ 0.04

Each item highlighted in the above table is further discussed below.

5.3.1. RESTRUCTURING PLAN

The Company accounts for the restructuring charges in accordance with the Canadian Institute of Chartered Accountants (CICA), Emerging Issues Committee (EIC) abstract number 134 – EIC 134, Accounting for Severance and Termination Benefits, and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring), as described in Note 12 of the interim consolidated financial statements. These abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of costs associated with an exit or disposal activity, including restructuring. Under EIC-135, a liability for a cost associated with a restructuring can only be recorded when that liability is incurred and can be measured at fair value. A liability is incurred when an event obligates the Company to transfer or use assets, or more explicitly, when an event leaves the Company little or no discretion to avoid transferring or using the assets in the future. For the exit costs, a commitment to an exit plan or a plan of disposal only expresses management’s intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense.

     The Company intends to provide information on all costs associated with the above Plan, including the closure of business activities, the relocation of business activities from one location to another, the changes in management’s structure and all other costs related to the restructuring as it affects the nature and focus of the operations. However, the above accounting guidances may limit the type of expense than can be separately classified as restructuring expenses in the consolidated statement of earnings.

     As a result, the Company’s financial statements provide a reconciliation of the sum of its SOIs with the earnings before interests and taxes (Note 10). As part of this reconciliation, Management has highlighted all the costs associated with its Restructuring Plan in two separate lines. The first line entitled “Restructuring charge” provides the information on restructuring costs that meet the definition of EIC-134 and EIC-135. The second line, entitled “other costs associated with the restructuring plan” provides information on incremental costs that are incurred as a result of the restructuring plan which are included in EBIT, according to GAAP, but do not necessarily qualify as “restructuring charges” for GAAP purposes. CAE’s management has decided to isolate these costs from SOI to disclose all costs of the restructuring plan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

     During the third quarter of fiscal 2006, the Company incurred $6.0 million of costs related to its restructuring of which $2.6 million was recorded as a restructuring charge for workforce reduction and related expenses, and $3.4 million associated with its Plan (as described in Section 5.2) which did not meet the criteria to be classified as restructuring charges according to GAAP. A significant portion of these costs relates to the re-engineering of the Company’s business processes from which a portion is associated with the deployment of the ERP system (excluding the portion capitalized). The Company also incurred costs related to the review of its strategy and other costs associated with its restructuring activities.

5.3.2 EARLY REPAYMENT OF A HIGHER-COST ASSET-BACKED FINANCING

During the third quarter of fiscal 2006, the Company took advantage of available liquidity and the strength of the Canadian dollar and proceeded with the prepayment of a higher-cost asset-backed financing which was in place at the date of the acquisition of Schreiner Aviation Training, amounting to €22.7 million (the Amsterdam asset-backed financing). This prepayment resulted in one-time pre-tax charges totalling $2.8 million (refer to Section 8.1 for more details).

5.3.3 WRITE-DOWN OF UNAMORTIZED DEFERRED FINANCING COSTS

Following the closing of the new credit facility on July 7, 2005, the Company, in the second quarter of fiscal 2006, wrote down unamortized deferred financing costs of $1.1 million that were associated with its previous credit facility.

5.3.4 FOREIGN EXCHANGE LOSS/GAIN

During the third quarter of fiscal 2006, the Company reduced the capitalization of certain of its self-sustaining subsidiaries. Accordingly, the corresponding amount of foreign exchange loss accumulated in the currency translation adjustment account was transferred to the statement of earnings, resulting in a non-recurring pre-tax loss of $0.7 million. This $0.7 million loss partly offset on a year-to-date basis the $6.0 million gain realized when performing the same kind of operations in the first quarter of fiscal 2006.

5.3.5 EXIT OF THE DORNIER 328J PLATFORM

Of the approximately 110 Fairchild-Dornier 328 Jets aircraft in existence globally, only some 70 aircraft are in service. Accordingly, this volume is insufficient for CAE to support with ongoing training solutions and, therefore as part of its restructuring plan and redeployment strategy, CAE elected to completely exit the provision of training services on the Do328J platform allowing Management to redirect its focus and free up simulator bays that will be used more efficiently.

During the third quarter, CAE formalized its exit from this aircraft platform through two transactions:

1)	The sale of a Do328J full-flight simulator to Hainan Aviation Training Education Company Ltd, a subsidiary of Hainan Airlines in China.

2)	The conclusion of an agreement with PANAM International Flight Academy (PAIFA), under which CAE sold one Do328J full-flight simulator and agreed to assign all its remaining Do328J clients to PAIFA.

CAE has two additional Do328J full-flight simulators in its network, which as part of its agreement with PAIFA, will be powered down in the fourth quarter.

     The above transactions, together with the write-down of the two Do328J full-flight simulators (and related spare parts) resulted in a net gain of $1.8 million.

5.3.6 IMPAIRMENT CHARGE

During the third quarter of fiscal 2005, the Company initiated a comprehensive review of the current performance and strategic orientation of its business units. This strategic review revealed that several factors had severely and persistently affected mainly its then Civil segment (now SP/C and TS/C). Therefore, based on this review, the Company recorded as at December 31, 2004 a $443.3 million impairment charge (refer to the Company’s financial statements for fiscal 2005 for further details).

5.4 GOVERNMENT COST SHARING

During the third quarter, the Company announced its plan to invest $630 million in Project Phoenix, a research and development (R&D) program that will span the next six years with the goal of improving current leading-edge technologies and developing additional ones in order to build on CAE’s position as a world leader in simulation, modelling and services. The Government of Canada has agreed, through Technology Partnerships Canada (TPC), to invest approximately 30% ($189 million) of the value of CAE’s R&D program. In the past few years the Company has also been involved with various other TPC projects on R&D programs involving visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. These investments are repayable through royalties based on revenue.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

     The Company has recorded in its third quarter results an account receivable of $7.3 million, based on costs incurred starting in June 2005 on Project Phoenix, of which $5.6 million was recorded as a reduction of expenses and $1.7 million against fixed assets or other capitalized costs. During the same period, the Company has recorded royalty expenses amounting to $1.7 million on various other TPC projects. It should also be noted that the Company estimates that every $100 of net contribution it receives under various TPC programs reduces by approximately $25 to $30 the amount of income tax credits otherwise available.

5.5 CAPITAL EMPLOYED

The Company’s capital employed as at December 31, 2005 amounted to $868.0 million, decreasing by $27.7 million compared to $895.7 million as at September 30, 2005.

The following table describes the significant elements of the Company’s capital employed:

CONSOLIDATED CAPITAL EMPLOYED

	as at december 31	as at september 30	as at march 31
(amounts in millions)	2005	2005	2005

Use of capital:
Non-cash working capital	$ (46.3)	$ 4.9	$ 9.6
Property, plant and equipment, net	793.7	754.2	792.2
Other long-term assets	343.2	336.2	351.6
Net assets held for sale (current and long-term)	5.9	4.0	2.1
Other long-term liabilities	(228.5)	(203.6)	(218.1)

Total capital employed	$ 868.0	$ 895.7	$ 937.4

Source of capital:
Net debt	$ 208.9	$ 250.1	$ 285.8
Shareholders’ equity	659.1	645.6	651.6

Source of capital	$ 868.0	$ 895.7	$ 937.4

Non-cash working capital decreased by $51.2 million during the third quarter as a result of lower levels of:

  Inventory ($28.5 million) mainly following the assignment of full-flight simulators in inventory at the end of the second quarter to contracts awarded during this quarter;
  Payables and accruals ($10.8 million); and
  Prepaid expenses ($7.6 million).

This is combined with a higher level of deposits on contracts ($2.6 million) resulting from the timing of milestone payments.

     Property, plant and equipment were up $39.5 million compared to September 30, 2005 as a result of new capital expenditures ($45.6 million) which are offset by normal depreciation for the quarter and the effect of foreign exchange rates between September and December 2005.

     The net debt reduction of $41.2 million during the third quarter comes from the net cash generation for the period (Refer to the Cash Movements section) together with the impact of fluctuation, between September and December 2005, of exchange rates applied on foreign-denominated debts.

     The $13.5 million increase in equity results mainly from the earnings for the third quarter ($17.6 million) plus the proceeds from share issuance and contributed surplus ($2.2 million) net of dividends ($2.5 million) and the change in the currency translation adjustment account ($3.8 million) resulting from the strengthening of the Canadian dollar during the period as indicated in section 4.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

5.6 CASH MOVEMENTS

Free cash flow for the third quarter of fiscal 2006 was $37.2 million, a decrease of $35.6 million compared with the third quarter of fiscal 2005. The following table provides information on the free cash flow generated by the Company:

CONSOLIDATED CASH MOVEMENTS

	three months ended		nine months ended
	december 31		december 31
(amounts in millions)	2005	2004	2005	2004

Net cash provided by continuing operating activities
(before changes in non-cash working capital)	$ 34.9	$ 35.0	$ 111.3	$ 100.3
Changes in non-cash working capital	55.9	57.8	55.1	18.8

Cash provided by continuing operating activities	$ 90.8	$ 92.8	$ 166.4	$ 119.1
Capital expenditures	(45.6)	(37.3)	(87.8)	(103.5)
Other capitalized costs	(5.6)	(3.5)	(18.0)	(15.8)
Cash dividends	(2.4)	(7.2)	(7.2)	(21.6)
Sale and leaseback financing	–	28.0	–	28.0

Free cash flow	$ 37.2	$ 72.8	$ 53.4	$ 6.2
Other cash movements, net	4.0		10.6
Effect of foreign exchange rate changes on cash and cash equivalents	(2.1)		(8.6)

Net increase in cash before proceeds and repayments of long-term debt	$ 39.1		$ 55.4

Cash provided by continuing activities (including the effect of change in non-cash working capital) reached $90.8 million for the third quarter of fiscal 2006, in line with the $92.8 million provided during the same period last year. After nine months in fiscal 2006, cash provided by continuing activities, before the effect of changes in non-cash working capital, was $11.0 million higher than for the same period in fiscal 2005. Including the effect of change in non-cash working capital (further described in Section 5.4), cash provided by continuing activities reached $166.4 million for the current fiscal year reprersenting a $47.3 million increase over last year.

     Capital expenditures (CapEx) and other capitalized costs for the quarter amounted to $51.2 million, $10.4 million higher than for the same quarter last year. After nine months in fiscal 2006, capital investments amounted to $105.8 million, $13.5 million less than at the end of the same period last year. Major capital projects in fiscal 2006 include the ongoing investment in the Dassault Falcon 7X program, the ramp-up of CapEx related to the German NH90 program, the buy-back of an operating lease on a simulator deployed in our network, and various other maintenance and growth expenditures.

     During the third quarter of fiscal 2005, the Company raised $28.0 million through a sale leaseback transaction whereas there were no proceeds from sale leaseback transactions in fiscal 2006.

     Taking in consideration the elements described above, free cash flow reached $37.2 million and $53.4 million for the three and nine-month periods ending December 31, 2005 respectively.

5.7 NET DEBT

The Company’s net debt as at December 31, 2005 amounted to $208.9 million, a decrease of $76.9 million compared to $285.8 million at the end of fiscal 2005. The following table summarizes the major elements of the cash movements:

RECONCILIATION OF CONSOLIDATED NET DEBT MOVEMENT

	three months ended	nine months ended
(amounts in millions)	december 31, 2005	december 31, 2005

Net debt, beginning of period	$ 250,1	$ 285.8
Impact of cash movements on net debt (see above table in section 5.5)	(39.1)	(55,4)
Effect of foreign exchange rate changes on long-term debt	(2.1)	(21.5)

Decrease in net debt during the period	(41.2)	(76.9)

Net debt, end of period	$ 208.9	$ 208.9

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

6	SEGMENTED RESULTS

6.1	NEW REPORTING SEGMENTS

Effective April 1, 2005, following the reorganization, CAE began reporting financial results on a newly segmented basis – distinguishing between products and services sold to military and civilian markets – to reflect the way that the business is now being managed.

The Company changed its internal organization structure such that operations are now reported in four segments:

(i)	Simulation Products/Civil (SP/C) – Designs, manufactures and supplies civil flight simulation training devices and visual systems;

(ii)	Simulation Products/Military (SP/M) – Designs, manufactures and supplies advanced military training products for air, land and sea applications;

(iii)	Training & Services/Civil (TS/C) – Provides business and commercial aviation training and related services; and

(iv)	Training & Services/Military (TS/M) – Supplies military turn key training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.

Due to this change, the corresponding items of segment information from earlier periods have been presented to conform to the new internal organization. The accounting policies of each segment are the same as those described in the Company’s annual consolidated financial statements for the year ended March 31, 2005 (Note 1 to the consolidated financial statements).

     The profitability measure employed by Management for making decisions about allocating resources to segments and assessing segment performance is “Segment Operating Income” (refer to Section 4.2 for more details). The SP/C and the SP/M segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable; otherwise the allocation is made on a proportion of each segment’s cost of sales.

SIMULATION PRODUCTS

The Simulation Products’ segments consist of the businesses related to the design, manufacturing and supply of synthetic training equipment for both civil and military applications, including the visual component (e.g., CAE Tropos™ and CAE Medallion-S™), the provision of post-sales support services and updates for civil market customers, the development and commercialization of the CAE Simfinity™ suite of flight training devices, and the development of such software packages as CAE NeTTS™ (Networked Tactical Training Solutions), CAE STRIVE™, Terra VistaTM, etc.

     Simulation Products’ objective carried out through its two segments is to consolidate its development and manufacturing activities, including engineering, manufacturing, program management and global procurement. Its immediate focus is to substantially reduce the costs associated with manufacturing simulation equipment intended both for sale to third parties and for installation in the Company’s global network of training centres. CAE expects to improve its lead time, cost, quality and reputation for performance through continued operational improvements and research and development programs. In particular, CAE is progressing research and development programs to introduce CAE NeTTS™ and CAE STRIVE™ for military applications, as well as PC-based architectures that address the requirement for scalable, reconfigurable, cost-effective training devices for both the civil and military markets.

6.2	SIMULATION PRODUCTS / CIVIL

6.2.1	NATURE OF OPERATIONS

The SP/C segment designs, manufactures and supplies flight simulators, visual systems and associated services (such as support and updates) to the civilian aviation industry. This segment also encompasses the development of CAE’s capabilities in simulation-based interactive learning, including its leading-edge CAE Simfinity™ system. Pilots using CAE’s Simfinity™ training system are able to practice landing, takeoff and taxiing under different weather conditions in over 250 airports. SP/C’s manufacturing facility is located in Montreal, Canada.

     The Company builds civil simulators for all categories of aircraft including those built by Airbus, Boeing, Bombardier, Cessna, Dassault, Embraer, Gulfstream and Raytheon. CAE also builds simulators for civil helicopters, including models by Agusta-Westland, Bell Helicopter and Sikorsky. The equipment demand is driven mainly by the introduction of new aircraft platform types and in-production aircraft deliveries. Since its inception, CAE has taken orders for more than 500 full-flight simulators and flight training devices from over 110 commercial airlines, aircraft manufacturers and external training centres in 38 countries. With half a century of experience in designing and manufacturing full-flight simulators, CAE has established long-standing relationships with leading commercial airlines throughout the world. According to the annually published Flight International Civil Simulator Census (last published in April 2005) and its more current version found at www.flightinternational.com, CAE has supplied 45% of the installed base of civil full-flight simulators since 1990.

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MANAGEMENT’S DISCUSSION AND ANALYSIS		> CAE THIRD QUARTER REPORT 2006

6.2.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
SP/C FINANCIAL RESULTS

FISCAL YEARS ENDED MARCH 31
(amounts in millions, except operating margins)	2005	2004	2003

Revenue	$ 213.4	193.0	270.9
Segment Operating Income	$ 7.8	10.7	85.2
Operating margins	% 3.7	5.5	31.5
Depreciation and amortization	$ 12.1	13.7	12.1
Capital expenditures	$ 10.9	13.4	10.6
Backlog	$ 273.5	197.8	225.8

Fiscal 2003 witnessed the decline in civil equipment and support services activities, reflecting the then state of the commercial aviation market affected by world events such as the terrorist attacks in September 2001, the war in Iraq and the SARS epidemic. With $270.9 million in revenue, fiscal 2003 saw a decline of approximately 40% from the previous two fiscal years when the aerospace market had reached its peak and revenue was over $440 million. Strong backlog with higher profitability due mainly to high volume orders from North American legacy carriers and a weaker Canadian dollar in fiscal years 2001 to 2003 led to operating margins in the range of 30%.

     SP/C continued to suffer in fiscal 2004 from continuing difficulties in the civil aerospace market, which resulted in severe competition and downward pricing pressure. In addition, a large number of airlines were in financial difficulty, resulting in a reduction of size of the addressable market. Operating margins decreased significantly as a result of the appreciation of the Canadian dollar and the decrease in the then higher margin North American revenues. The revenue mix shifted towards the Asian market where margins were much tighter. In addition, the number of full-flight simulators delivered in fiscal 2004 fell from 36 in fiscal 2003 (20 internal and 16 external) to 19 (5 internal and 14 external), resulting in higher unit production costs.

     Although it has been able to replenish its backlog in fiscal 2005, SP/C witnessed continued competitive pressure in the market, which adversely impacted its operating margins. In addition, negative foreign exchange impacts combined with higher manufacturing costs resulted in a further decline of operating margins with only 11 (3 internal and 8 external) full-flight simulators deliveries in the fiscal year.

     The increase in capital expenditures in fiscal 2004 was mainly due to CAE’s Simfinity™ product development costs being capitalized and amortized over a period of five years starting in fiscal 2005 when the product was deployed.

     Backlog steadily decreased to reach a low of $197.8 million in fiscal 2004 from nearly $500 million in fiscal 2002, with order intake reaching a low of 11 full-flight simulators in fiscal 2003. Thereafter, the number of full-flight simulators awarded to SP/C increased to 16 full-flight simulators ordered in fiscal 2004 and 17 in fiscal 2005.

6.2.3 FINANCIAL RESULTS – CURRENT
SP/C FINANCIAL RESULTS

LAST 15 MONTHS
(amounts in millions, except operating margins)	q3-2006	q2-2006	q1-2006	q4-2005	q3-2005

Revenue	$ 63.0	55.8	60.2	54.2	52.4
Segment Operating Income	$ 10.4	3.4	7.1	(2.5)	(3.0)
Operating margins	% 16.5	6.1	11.8	(4.6)	(5.7)
Depreciation and amortization	$ 1.7	5.3	2.1	4.1	3.1
Capital expenditures	$ 2.0	1.0	0.2	3.4	2.1
Backlog	$ 312.3	280.3	276.7	273.5	262.6

For the three-month period ended December 31, 2005, SP/C revenues amounted to $63.0 million, a quarter-over-quarter increase of 13% ($7.2 million). On a year-over-year basis, revenue increased by 20% ($10.6 million). The quarter-over-quarter and year-over-year increases both result from increases in order intake commencing early in the year.

     After three quarters, revenue reached $179.0 million, increasing 12% over the same period last year as a result of an improved business environment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

     Segment Operating Income for the three months ended December 31, 2005 amounted to $10.4 million, a quarter-over-quarter increase of $7.0 million. On a year-over-year basis, Segment Operating Income increased by $13.4 million from a $3.0 million loss in the same quarter last year. Both quarter-over-quarter and year-over-year increases are mainly attributable to improved program execution, increased synergies together with the net impact of the contribution of Project Phoenix, as described earlier (refer to section 5.4) . Also, the second quarter of fiscal 2006 was affected by the revised amortization of certain deferred development costs resulting in a non-cash expense.

     On a year-to-date basis, Segment Operating Income reached $20.9 million (12% of revenue) compared with $10.3 million (6% of revenue) for the same period last year, a $10.6 million year-over-year increase resulting from the effect of the improved business environment combined with the benefits of the restructuring plan. The year-over-year increase would have been even higher without the recognition of $9.8 million of additional investment tax credits (ITC) related to fiscal 2000 to fiscal 2004 in the first quarter of fiscal 2005. The capital employed for SP/C as at December 31, 2005 was negative $16.8 million compared to negative $6.4 million as at September 30, 2005. The decrease is mainly due to a decrease in inventory following the assignment of full-flight simulators in inventory to contracts awarded during the quarter, combined with an increase in trade accounts payable and accruals.

6.2.4 BACKLOG

SP/C BACKLOG CONTINUITY SCHEDULE

	three months ended	nine months ended
(amounts in millions)	december 31, 2005	december 31, 2005

Backlog, beginning of period	$ 280.3	$ 273.5
+ Orders for the period	102.8	232.3
- Revenue for the period	(63.0)	(179.0)
+ /- Adjustments (mainly FX)	(7.8)	(14.5)

Backlog, end of period	$ 312.3	$ 312.3

Backlog as at December 31, 2005, stood at $312.3 million, which represents an increase of $32.0 million from September 30, 2005 and $49.7 million from the same period last year, achieved while absorbing the negative impact of a stronger Canadian dollar over the period.

During the quarter, SP/C was awarded the following contracts:

  One E190 FFS to JetBlue Airways;
  One A320 FFS to Shanghai Eastern Flight Training Co.;
  One B737 FFS to India’s Jet Airways;
  One maintenance trainer simulator to Japan Airlines International;
  One full-flight simulator to an undisclosed airline; and
  One E170 FFS to Saudi Arabian Airlines.
  6.2.5 OUTLOOK

Management recognized positive signs in the civil aviation market during the later part of calendar 2005, as traffic levels and aircraft deliveries maintained their growth trend. However, some segments continued to struggle, notably the US legacy airlines which continued to lose money and the 50-seat regional jet market which experienced lower demand.

     In calendar 2006, the emerging Asia-Pacific and Middle Eastern markets are expected to continue driving the majority of demand for full-flight simulators as these regions continue to experience robust air traffic growth due to above average Gross Domestic Product (GDP) growth and increased liberalization of air policy.

     In the mature North American and European markets, airlines are being affected by high fuel costs and intense domestic competition, which Management expects will continue to limit their capital spending in calendar 2006. The equipment demand in these markets will mainly be driven by the introduction of new platform types (e.g., Airbus A380, Embraer 170/190, Boeing 787) into airline fleets as part of their fleet renewal programs.

     SP/C sees continuing price pressure on the market with customers being extremely cost conscious and new players trying to penetrate the market with aggressive pricing strategies.

The SP/C order forecast for fiscal 2006 remains at 20 full-flight simulators.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

6.3	SIMULATION PRODUCTS / MILITARY

6.3.1	NATURE OF OPERATIONS

The SP/M segment is a world leader in the design, manufacture and supply of advanced military training and mission rehearsal equipment for flight, ground, and sea applications.

     In step with the need for increased global security, the military simulation market is driven by several factors. Most importantly, the changing nature of warfare from symmetric to asymmetric has been driving the increased cooperation between allies. This has led to the deployment of joint and coalition forces, creating the need for more interoperability and joint-training capabilities, such as distributed mission training. The introduction of new weapon system platforms as well as the upgrade and life extension of existing weapon system platforms also has a direct impact on the military simulation marketplace. Finally, more militaries and governments are shifting to a greater use of simulation in training programs due to improved realism, significantly lower costs, and less risk compared to operating the actual weapon system platform. All these factors lead to a military simulation marketplace that offers significant opportunities and growth.

     With CAE’s breadth and depth of technology solutions and training systems integration capabilities, SP/M is well positioned to capitalize on international military programs in North America, Europe, the UK, Australia, Asia and the Middle East. By continuing to strategically team and collaborate with key original equipment manufacturers (OEMs) and lead systems integrators both locally and abroad, SP/M will continue to develop its strong position in the global military simulation equipment market.

     It should be noted that a strong connectivity exists between the Company’s military segments, SP/M and TS/M, where the training equipments’ sales and related services are part of the same program and should be looked at in an integrated way.

SP/M’s facilities are located in Montreal, Canada; Tampa, US; Burgess Hill, UK; Stolberg, Germany and Silverwater, Australia.

6.3.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
SP/M FINANCIAL RESULTS

FISCAL YEARS ENDED MARCH 31
(amounts in millions, except operating margins)	2005	2004	2003

Revenue	$ 278.9	291.8	290.9
Segment Operating Income	$ 26.4	28.5	59.2
Operating margins	% 9.5	9.8	20.4
Depreciation and amortization	$ 9.4	8.8	8.5
Capital expenditures	$ 4.4	3.5	9.7
Backlog	$ 511.3	471.4	516.9

Fiscal 2003 was an unusual year for SP/M, resulting from efficient program execution, particularly towards the later stage of completion of several repeat simulators, engineering upgrades, as well as the achievement of two early delivery bonuses earned on some US programs.

     In fiscal 2004, program margins returned to a more normalized level. The appreciation of the Canadian dollar adversely impacted the revenue and operating margins, while operating margins were further impacted by low margins on some specific programs in Europe where CAE, albeit acting as the prime contractor, had sub-contracted a large portion of its work share to meet industrial requirements (local content). In addition, SP/M incurred significant bid costs on major programs, both in Europe and North America.

     In fiscal 2005, revenue and operating margins were further adversely impacted by foreign exchange movements, while a significant portion of the decrease in revenue resulted from delays in meeting specific milestones on the German Night Time Flying (NTF) program, which had made a major contribution to revenue in fiscal 2004. SP/M also reduced its selling and marketing expenses and was able to recognize $4.4 million of additional ITCs.

     A strong order intake of $328 million in fiscal 2005 saw SP/M backlog return to previous levels after experiencing a slight decrease in fiscal 2004.

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6.3.3 FINANCIAL RESULTS – CURRENT
SP/M FINANCIAL RESULTS

LAST 15 MONTHS
(amounts in millions, except operating margins)	q3-2006	q2-2006	q1-2006	q4-2005	q3-2005

Revenue	$ 82.8	94.4	72.7	80.5	82.7
Segment Operating Income	$ 6.3	9.7	4.8	8.8	6.4
Operating margins	% 7.6	10.3	6.6	10.9	7.7
Depreciation and amortization	$ 3.1	3.0	1.8	2.2	2.3
Capital expenditures	$ 1.1	1.6	0.3	0.8	1.6
Backlog	$453.0	493.1	535.1	511.3	487.5

For the three months ended December 31, 2005, SP/M revenues amounted to $82.8 million, a quarter-over-quarter decrease of 12% ($11.6 million) and stable on a year-over-year basis. The quarter-over-quarter decrease is attributable mainly to delays in the award of contracts, specifically in Europe and Australia, as well as to downward foreign exchange pressures on translation of foreign denominated revenues, particularly from the Euro and British pound.

     Revenue for the first nine months of the year amounted to $249.9 million, a year-over-year increase of $51.5 million (or 26%). The increase is primarily due to the new NH90 program in Europe which commenced in the current fiscal year together with the impact of the integration of Terrain Experts, Inc. There has also been an increase in volume due to a higher amount of orders near the end of last fiscal year in addition to a more favourable mix of programs currently in production.

     Segment Operating Income for the three months ended December 31, 2005 amounted to $6.3 million, a quarter-over-quarter decrease of $3.4 million and stable on a year-over-year basis. The quarter-over-quarter decrease is attributable mainly to lower volume of business related to contract delays, as stated above, as well as negative foreign exchange impacts.

     Year-to-date segment operating income was $20.8 million, a year-over-year increase of 18% (or $3.2 million). The increase is due to higher revenue on a year-to-date basis which is a result of the factors mentioned above. The year-over-year increase would have been even higher without the recognition of $4.4 million of additional ITC related to fiscal 2000 to fiscal 2004 in the first quarter of fiscal 2005.

     The capital employed for SP/M as at December 31, 2005 was $61.7 million compared to $98.0 million as at September 30, 2005. The decrease is primarily a result of lower non-cash working capital in the quarter due to lower accounts receivable and inventory levels at the end of December.

6.3.4 BACKLOG

SP/M BACKLOG CONTINUITY SCHEDULE

	three months ended	nine months ended
(amounts in millions)	december 31, 2005	december 31, 2005

Backlog, beginning of period	$ 493.1	$ 511.3
+ Orders for the period	45.4	210.8
- Revenue for the period	(82.8)	(249.9)
+ /- Adjustments (mainly FX)	(2.7)	(19.2)

Backlog, end of period	$ 453.0	$ 453.0

Backlog as at December 31, 2005, stood at $453.0 million, which represents a decrease of $40.1 million from September 30, 2005. Orders in the third quarter of fiscal 2006 include the upgrade of a P-3C Orion operational flight trainer (OFT) for the German Navy, Tactical Training Capability Upgrades to the Royal Australian Air Force C-130J and C-130H simulators, and upgrades to C-5 Galaxy weapon systems trainers (WST) for the US Air Force as part of the C-5 Avionics Modernization Program (AMP).

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

6.3.5 OUTLOOK

The most recent quarter included orders from defence organizations across the globe and represented a mix of new business as well as continued business from long-time customers. Demand for CAE’s state-of-the-art simulation technology offerings is consistent with the desire for militaries to increasingly use simulation for training and mission rehearsal activities.

     At the turn of the fourth quarter, SP/M’s ongoing initiative to seek partnerships with key industry suppliers continues to progress, and discussions are ongoing with various original equipment manufacturers (OEMs) to establish relationships for the provision of training equipment for key platforms. One example is CAE’s recent agreement with Israel Aircraft Industries (IAI) to develop solutions for embedded training as well as for live and integrated virtual training. Another example is CAE’s selection by EADS North America as the training systems provider for their bid to supply the US Army with the UH-145 Light Utility Helicopter.

     A strategic priority for CAE is to continue to bring innovative products and simulation-based solutions to market. The introduction of new platforms such as the European NH90 combined with SP/M’s customers’ need to integrate new technology into training result in SP/M’s currently conducting various prototype contracts, as well as projects requiring the insertion of new technology into its simulation products with EBIT margins lower than on repeat business.

     CAE expects revenues from the launch of two new products – the CAE Medallion-6000 high-fidelity visual system and the latest release of Terrex’s flagship database generation software called Terra Vista 5.0. In addition, Project Phoenix will help ensure the ongoing enhancement of current leading-edge technologies and the development of new simulation-based technologies.

TRAINING & SERVICES

In the general category of Training & Services, CAE offers a wide range of services to its customers. These range from pilot, maintenance technician and crew member training to technical services, support training in engineering and maintenance, consulting in modelling and simulation and training centre design and operation.

6.4	TRAINING & SERVICES / CIVIL

6.4.1	NATURE OF OPERATIONS

The TS/C segment provides business, regional and commercial aviation training for pilots, services to airlines, maintenance technicians and crew members in civil aviation. CAE is the world’s second largest independent provider of training services, and operates training centres on four continents and has an installed base of 109 full-flight simulators for an equivalent of 100 RSEU as of December 31, 2005. CAE intends to selectively continue to expand its global network in strategic locations with high-growth potential.

     The TS/C segment provides tailored training services ranging from fully integrated programs with courses given by CAE training instructors and simulation hours (wet training), to solutions where CAE is leasing the simulators (by the hour) and the customer provides the instructor (dry training). The training services are offered to each of the three sectors: business, regional and commercial.

     The TS/C segment activities are affected by the seasonality of the industry – in times of peak travel (such as holidays), airline pilots are generally occupied flying aircraft rather than attending training sessions. The converse also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

     The Company’s practice is to endeavour to secure numerous long-term training agreements with commercial, regional and business aircraft operators prior to establishing a new training centre. CAE’s customers at the commercial aviation training centres include major, low-cost and regional airlines that elect to outsource some of the training of their pilots and other crew members using either the Company’s training instructors or their own. The business aviation training centres are used by more than 3,000 customers who tend to use third-party training centres as their primary source for simulation training. CAE will continue to execute its pilot training strategy, with the focus on ramping up utilization and increasing yield (through enhanced service offerings) in its training centres.

     During fiscal 2005, CAE and Dassault Aviation signed a contract making CAE the exclusive provider of entitlement training for the new Falcon 7X aircraft. Entitlement training is the initial training provided by the aircraft manufacturer with the purchase of the aircraft. The agreement covers pilot, maintenance and cabin crew training. As part of this agreement, CAE is developing two Falcon 7X full-flight simulators and a comprehensive training program that will incorporate CAE Simfinity™ training technology. The Falcon full-flight simulators will be deployed in North America and Europe. The North American location will be CAE’s new training centre being developed in Morris County, New Jersey (US), while the European location will be in CAE’s existing facilities in Burgess Hill, UK.

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MANAGEMENT’S DISCUSSION AND ANALYSIS		> CAE THIRD QUARTER REPORT 2006

6.4.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
TS/C FINANCIAL RESULTS

FISCAL YEARS ENDED MARCH 31
(amounts in millions, except operating margins)	2005	2004	2003

Revenue	$ 306.8	268.8	246.2
Segment Operating Income	$ 39.8	28.3	30.4
Operating margins	% 13.0	10.5	12.3
Depreciation and amortization	$ 45.3	40.3	39.2
Capital expenditures	$ 100.6	68.3	201.5
Backlog	$ 829.6	823.5	651.3

In fiscal 2003, CAE achieved a significant growth in revenue from training operations, reflecting the benefits of acquisitions made in fiscal 2002 (Schreiner in August 2001 and SimuFlite in December 2001). The network of installed base simulators grew by 50% from the prior year.

     In fiscal 2004, revenue growth was attributable to an increase in the number of simulators deployed in the Company’s network and an increase in capacity utilization in the latter part of the year. Operating margins, when compared to fiscal 2003 and fiscal 2005, were negatively impacted by the financial difficulties and ongoing restructuring of some of the North American airline operators, the SARS epidemic and the movement in exchange rates. Capital expenditures were constrained in 2004 following the significant expansion and addition to CAE’s network between 2001 and 2003.

     Although fiscal 2005 remained a challenging year for the aeronautical industry, Management saw some encouraging signs for TS/C business. Fiscal 2005 Segment Operating Income growth outpaced revenues despite higher operating lease expenses associated with the Company’s ongoing full-flight simulator sale and leaseback program, offset by growth in training from the addition of the CAE-Iberia training centre in Madrid, Spain, and additional simulators in the Dubai training facility. The TS/C network grew from an installed base of 102 simulators at the end of fiscal 2004 to 106 at the end of 2005 and revenue/simulator equivalent from 87 to 98 for the same periods. Capital expenditures increased in fiscal 2005 primarily due to the award of the A380 and Dassault 7X programs.

6.4.3 FINANCIAL RESULTS – CURRENT
TS/C FINANCIAL RESULTS

LAST 15 MONTHS
(amounts in millions, except operating margins)	q3-2006	q2-2006	q1-2006	q4-2005	q3-2005

Revenue	$ 78.0	79.4	83.8	79.4	75.8
Segment Operating Income	$ 14.3	11.6	16.9	13.3	9.0
Operating margins	% 18.3	14.6	20.2	16.8	11.9
Depreciation and amortization	$ 11.8	10.3	10.5	10.4	11.6
Capital expenditures	$ 41.0	14.3	10.9	10.2	32.4
Backlog	$805.2	830.4	831.7	829.6	838.5

For the three-month period ended December 31, 2005, TS/C revenue amounted to $78.0 million, a 2% quarter-over-quarter decrease resulting mainly from the appreciation of the Canadian dollar over the US dollar, the Pound and the Euro as the volume of business increased and its pricing in original currency remained stable. The TS/C segment generates over 95% of its revenue and operating income in currencies other than the Canadian dollar (approximately 66% in US dollars and 27% in Euro). Most of the operating costs are incurred in the same currency that the revenue is earned mitigating a significant portion of the foreign exchange impact on the operating margin. Accordingly, the net revenue and operating income when converted into Canadian dollars are subject to fluctuation but the operating margin remains stable.

     On a year-over-year basis, actual revenue increased by 3%. RSEU for the quarter was 100 simulators compared to 101 simulators for the same period last year. The loss of one RSEU is mainly attributable to the relocation of assets during the quarter (refer to Section 5.2 for further information). Notwithstanding the strong Canadian dollar and the fact that TS/C had one less RSEU, the year-over-year improvement reflects the increase in training conducted by clients in the Company’s training network fuelled by the robust business aviation market.

     After three quarters in fiscal 2006, revenues reached 241.2 million, an increase of 6% over the same period last year ($227.4 million). Segment Operating Income for the third quarter amounted to $14.3 million, a quarter-over-quarter increase of $2.7 million. This quarter-over-quarter improvement resulted from an increased level of activity at our training centres together with the impact of the $1.8 million non-recurring gain following the exit of the Do328J business (refer to section 5.3 for further details).

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

     Compared to the same period last year, the Segment Operating Income increased by $5.3 million. The year-over-year improvement results from various elements including the above-mentioned increased level of activity and the non-recurring gain together with a favourable impact of approximately $2.0 million resulting from the reduction of the amortization expense following the impairment charge recorded in the third quarter last year. Net of this $2.0 million savings and the $1.8 million non-recurring gain, the year-over-year growth would be approximately $1.5 million higher (or 17%). The above-discussed benefits were partially offset by the strengthening of the Canadian dollar vis-à-vis the US dollar and the Euro.

     On a year-to-date basis, Segment Operating Income reached $42.8 million (18% of revenue) compared with $26.5 million (12% of revenue) for the same period last year.

     Capital expenditures for the quarter amounted to $41.0 million ($66.2 million after nine months this year) and are related to the ongoing investment required for the Dassault Falcon 7X training program, the buy-back of an operating lease on a simulator deployed in our network and a number of upgrades being conducted in the network.

The capital employed for TS/C as at December 31, 2005 was $610.3 million compared to $559.8 million as of September 30, 2005.

6.4.4 BACKLOG

TS/C BACKLOG CONTINUITY SCHEDULE

	three months ended	nine months ended
(amounts in millions)	december 31, 2005	december 31, 2005

Backlog, beginning of period	$ 830.4	$ 829.6
+ Orders for the period	56.7	268.5
- Revenue for the period	(78.0)	(241.2)
+ /- Adjustments (mainly FX)	(3.9)	(51.7)

Backlog, end of period	$ 805.2	$ 805.2

The order intake for the third quarter of fiscal 2006 amounted to $56.7 million. On a year-to-date basis, the backlog was also negatively affected mainly by exchange rate fluctuations of $51.7 million.

During the third quarter of fiscal 2006, CAE announced and was awarded a number of contracts, increasing its training presence in the Asia/ Middle East market:

  Expansion of CAE-China Southern Airlines joint venture facility in Zhuhai by six simulator bays;
  A multi-year agreement with Qatar Airways, one of the fastest growing airlines in the world for Airbus A330 and A340 pilot training;
  The extension of Oman Air’s Boeing 737 NG aircraft pilot training program;
  A five-year contract for pilot training on Airbus A320 aircraft by new Indian carrier Kingfisher Airlines; and
  A contract for Boeing 737 NG pilot training for the new Indian low-cost carrier SpiceJet.

6.4.5 OUTLOOK

Management saw positive signs in the civil aviation market during the later part of calendar 2005, as traffic levels, pilot hiring and deliveries for both commercial and business aircraft maintained their growth trend. However, some segments continued to struggle, notably the US legacy airlines which continued to lose money and the 50-seat regional jet market which experienced lower demand.

     In the high growth emerging Asia-Pacific and Middle Eastern markets, Management observes some pilot shortage and expects this trend to continue, which will create some pilot training and supply opportunities for TS/C. Accordingly, TS/C is actively exploring with partners potential training solutions in those markets. It should be noted that the growth may eventually be constrained by the lack of airport infrastructure or economic conditions. TS/C is one of the most experienced training providers and can offer a wide range of services to various airlines which has proven to be a key differentiator in the past. The recent success in the Middle East combined with the order received by CAE in August 2005 for a Boeing 737-800 full-flight simulator from the Zhuhai Flight Training Centre, CAE’s joint venture with China Southern Airlines, further supports our strategy in these high-growth markets.

     In the mature North American and European markets, airlines are being affected by high fuel costs and intense domestic competition. As a result, Management continues to expect pricing pressures on training rates in these markets.

     Management needs to continue to capitalize on these and future opportunities and to improve its success. In so doing, it is currently implementing a risk management process and culture through the implementation of a Six Sigma initiative within TS/C.

     TS/C near-term priorities remain to optimize returns on existing training investments by improving its mix of fully integrated solutions (wet training) and lease of simulators (dry training) while pacing its entry into developing growth markets. TS/C’s immediate financial goals are to drive positive free cash flow and improve return on capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

     Depending on the timing and the number of simulators that will be relocated as part of CAE’s restructuring plan (refer to Section 5), the results of the quarters in which the relocations will occur (fourth quarter of fiscal 2006 and during fiscal 2007) may be negatively impacted. After full redeployment of the assets, Management is of the view that the attributable revenue loss associated with the relocation will be compensated by new revenue opportunity created over time.

     Notwithstanding the actions related to significant progress achieved in the restructuring plan, TS/C continues to actively look at various ways to drive more efficiencies and minimize any overlap in order to deliver the most cost-effective and competitive training services.

6.5	TRAINING & SERVICES / MILITARY

6.5.1	NATURE OF OPERATIONS

Ongoing military training services operations in North America, Europe, Australia, and other parts of the world continue to generate steady revenues for TS/M. CAE’s TS/M provides its customers with turnkey training services and a full range of training support services from over 60 locations around the globe. Services range from pilot, maintenance technician and crew member training to technical services, support training in engineering and maintenance, consulting in modelling and simulation, and training centre design and operation.

     Today’s military forces are under constant pressure to reduce operating costs, improve performance, and above all, maintain a high state of readiness. With limited financial and human resources, meeting these challenges is increasingly difficult. Over the past decade, there has been a growing trend in the military community to outsource a variety of training services. This outsourcing can range from a complete, turnkey training operation such as the private finance initiatives undertaken by the UK Ministry of Defence to the outsourcing of simulator and academic instruction, courseware development, simulator maintenance, and logistics support.

     TS/M is uniquely qualified to handle all training service needs. TS/M has been a leader in providing state-of-the-art training and support across the entire range of combat skills. TS/M has a range of experience and capability, including delivery of a turnkey training service as evidenced by CAE’s Medium Support Helicopter Aircrew Training Facility (MSHATF) in the UK and the C-130 Training Centre in Tampa, Florida.

     CAE has traditionally applied its simulation technology and expertise to training services. However, simulation is an increasingly key part of the entire defence system lifecycle and CAE has established a Professional Services division, within TS/M, to help customers apply simulation to analysis, design, research, and experimentation applications. Our experts offer professional services in areas such as project management, human factors, capability engineering, modelling and simulation, and emergency management. The establishment of the Professional Services division is consistent with defence forces’ desire to use more simulation for not only training, but throughout the lifecycle of platforms and weapon systems.

     It should be noted that a strong connectivity exists between the Company’s military segments, SP/M and TS/M, where training equipment sales and related services are part of the same program and should be looked at in an integrated way.

6.5.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
TS/M FINANCIAL RESULTS

FISCAL YEARS ENDED MARCH 31
(amounts in millions, except operating margins)	2005	2004	2003

Revenue	$ 187.1	184.8	168.7
Segment Operating Income	$ 20.8	23.1	19.6
Operating margins	% 11.1	12.5	11.6
Depreciation and amortization	$ 8.0	5.9	5.5
Capital expenditures	$ 2.1	1.6	2.4
Backlog	$ 890.3	799.7	741.7

From fiscal 2002 with revenue close to $150 million, TS/M experienced a constant growth, reaching revenue of $187.1 million in fiscal 2005. Because of the long-term and recurring nature of the military service business, operating margins were relatively stable.

     However, in fiscal 2003, TS/M revenue and SOI were adversely impacted by foreign exchange. Although it witnessed the same trend in fiscal 2004, TS/M achieved a strong performance on some Canadian and Australian programs. As has been the case for the Military Simulation Products segment, TS/M had to incur high bid costs for major programs in Europe and the US.

      In fiscal 2005, Helicopter Flight Training Services (HFTS), a consortium with three other major European defence contractors in which CAE has a 25% investment, was awarded a long-term training services contract by the German government, contributing to the replenishment of CAE’s TS/M backlog by €122.0 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS				> CAE THIRD QUARTER REPORT 2006

6.5.3 FINANCIAL RESULTS – CURRENT
TS/M FINANCIAL RESULTS

LAST 15 MONTHS
(amounts in millions, except operating margins)	q3-2006	q2-2006	q1-2006	q4-2005	q3-2005

Revenue	$ 52.8	50.7	49.3	48.6	46.6
Segment Operating Income	$ 8.4	5.4	2.0	4.2	4.9
Operating margins	% 15.9	10.7	4.1	8.6	10.5
Depreciation and amortization	$ 1.6	1.9	1.9	1.5	3.7
Capital expenditures	$ 1.5	7.4	6.5	0.1	1.2
Backlog	$797.8	829.4	904.0	890.3	932.6

For the three months ended December 31, 2005, TS/M’s revenues amounted to $52.8 million, a quarter-over-quarter increase of 4% ($2.1 million). On a year-over-year basis, revenue increased by 13% ($6.2 million). The quarter-over-quarter increase is mainly attributable to increased maintenance and technical logistic support services on various German and American bases. The year-over-year increase is attributable mainly to the reasons mentioned above and the integration of Greenley & Associates Inc., acquired last year and which specializes in modelling and simulation services. Offsetting the increases over prior quarter and prior year are negative foreign exchange impacts (approximately 25% of TS/M revenues are in US dollars, 20% in Euro and 30% in British pounds).

     Revenue for the first nine months of the year amounted to $152.8 million, a year-over-year increase of $14.3 million (or 10%). The increase is a result of increased maintenance and support services on German and American bases and the integration of Greenley & Associates Inc.

     Segment Operating Income for the three months ended December 31, 2005, amounted to $8.4 million, a quarter-over-quarter increase of 56% ($3.0 million). On a year-over-year basis, Segment Operating Income increased by 71% ($3.5 million). Sequential and year-over-year increases are mainly due to a cost recovery resulting from the annual rate negotiations with the Canadian Government, a dividend received from a TS/M investment in the UK and increased revenues from support services on German bases.

     Year-to-date segment operating income was $15.8 million, a year-over-year decrease of 5% (or $0.8 million). The decrease is attributable to the write-down of deferred bid costs (incurred post selection) following the change in the UK Ministry of Defence approach for procuring its training of its Army Armoured Vehicles Training Service (AVTS) program. Without the negative impact of this write-down, segmented operating income for the year-to-date would have amounted to $20.2 million, an increase of 22% ($3.6 million) over the same period a year ago. The increase is primarily due to a higher revenue volume as well as the factors mentioned above for the quarter.

     Capital expenditures for the quarter amounted to $1.5 million and are mainly related to the building of training centres in Germany for the NH90 program.

     The capital employed for TS/M as at December 31, 2005 was $93.0 million compared to $105.8 million as at September 30, 2005. The decrease is mainly due to increased cash flows on deposits on contracts.

6.5.4 BACKLOG

TS/M BACKLOG CONTINUITY SCHEDULE

	three months ended	nine months ended
(amounts in millions)	december 31, 2005	december 31, 2005

Backlog, beginning of period	$ 829.4	$ 890.3
+ Orders for the period	60.7	173.2
- Revenue for the period	(52.8)	(152.8)
+ /- Adjustments (mainly FX)	(39.5)	(112.9)

Backlog, end of period	$ 797.8	$ 797.8

Adjustments for the three and nine-month periods ended December 31, 2005 had a negative impact on the backlog of $39.5 million and $112.9 million respectively. These adjustments were mainly due to the negative foreign exchange impact on all foreign locations especially in the UK (Burgess Hill and Benson locations) and Germany.

     The order intake for the third quarter of fiscal 2006 amounted to $60.7 million and mainly consisted of the renewal of a yearly maintenance service contract on various German bases, as well as other simulator maintenance contracts in North America.

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MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

6.5.5 OUTLOOK

More militaries and governments are continuing to explore the benefits and advantages of outsourced or privatized training service delivery. Management expects significant opportunities – both short and long term – to provide a range of training services. The TS/M segment continues to aggressively pursue training services as well as professional service opportunities around the world. As governments and defence forces scrutinize budgets and utilize weapon systems such as aircraft in a high operational tempo, they are increasingly willing to adopt synthetic training for more and more of their training requirements. While synthetic training will never be a complete replacement for live combat training, we see more militaries increasing the number of synthetic training hours to complement live training. In addition, we see an increasing use of synthetic training for joint and distributed mission training as well as mission rehearsal activities.

     The TS/M segment continues to experience steady business from long-term training service contracts. These include contracts such as the MSHATF at Royal Air Force Base Benson in the UK and the Management Support of Aerospace Simulators for the Australian Defence Forces. The training service delivery at the MSHATF is indicative of the trend for militaries to use synthetic training for more distributed, mission preparation-type training. The RAF now regularly conducts “Thursday War” exercises that involve the networking of various simulators and computer-generated forces in mission scenarios.

     CAE is also part of a consortium that will provide the German Armed Forces with NH90 helicopter training services over a 14.5 -year period beginning in 2008. The TS/M segment also expects other NH90 training service opportunities to materialize over the next several years. Within the next few months, Rotorsim, a consortium between CAE and Agusta, will start operations in Sesto Calende, Italy by offering comprehensive training on the A109 helicopter. Ongoing services contracts that currently provide relatively steady revenue streams for CAE include the instruction, maintenance and support services under sub-contract to Lockheed Martin for C-130 and C-130J training systems for the US Air Force as well as the operation of the US Air Force Predator UAV schoolhouse.

     In the most recent quarter, TS/M won several key contracts for the provision of maintenance and support services for various defence forces around the world. In Germany, the TS/M segment provides maintenance and support for virtually all German Armed Forces flight simulators. In Canada, TS/M provides maintenance, upgrade and systems engineering support for the Canadian Air Force CF-18 fleet under sub-contract to L3 MAS.

     The TS/M segment continues to actively seek teaming arrangements with various OEMs and service providers to ensure best-in-class solutions that offer the best value for training and service requirements. As militaries look to increase their use of synthetic training, CAE becomes an attractive partner because of its simulation products capability as well as training service delivery experience.

7	ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

7.1	CLEANING TECHNOLOGIES

In fiscal 2004, CAE completed the sale of its last Cleaning Technologies business, Alpheus Inc., to Cold Jet Inc. The Company was entitled to receive further consideration based on the performance of the business until 2007 and also had certain obligations to Cold Jet Inc. During the third quarter of fiscal 2006, CAE and Cold Jet Inc. concluded an agreement to settle on the further consideration and cancel the outstanding obligations of the Company. On January 24, 2006 an amount of $0.3 million was received by the Company.

7.2 FORESTRY SYSTEMS

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for a three-year period to August 2005. In November 2005, the Company received a notice from the buyers saying that the targeted level of operating performance that would trigger a further payment had not been achieved. CAE has completed a review of the buyers’ books and records and has, in January 2006, instituted legal proceedings to collect the payment that it believes is owed to the Company. The Company has incurred $0.2 million of fees to date in connection with the evaluation and litigation exercise.

7.3 MARINE CONTROLS

As reported in the Company’s MD&A for fiscal 2005, in the second quarter of fiscal 2005, the Board of Directors approved a plan to divest its Marine business. On February 3, 2005, CAE completed with L-3 Communications Corporation the sale of the substantial components of its Marine segment for a cash consideration of $238.6 million. This amount is subject to the approval by L-3 of the net working capital of the Marine Controls segment which should be finalized around the end of fiscal 2006. CAE does not believe that this will result in a material adjustment to the gain on disposal already recorded. During the second and third quarters, in accordance with the purchase agreement, L-3 acquired the two components of the Marine Controls segment that were subject to regulatory approvals. This transaction resulted in the assumption by L-3 of CAE’s guarantee of $53.0 million (£ 23 million) of project-financed related debt for the UK Astute Class submarine training program.

> 26

MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

8 LIQUIDITY

The Company’s financing needs are met through internally generated cash flows, available funds under credit facilities and direct access to capital markets for additional long-term capital resources. CAE considers that its present and expected capital resources and current credit facilities will enable it to meet all its current and expected financial requirements for the foreseeable future.

8.1 SOURCES OF LIQUIDITY

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit the Company and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes as well as issue letters of credit and bank guarantees (see below description of new revolving credit facility).

     The total available amount of committed bank lines as at December 31, 2005 was $604.4 million, of which 23% was utilized ($139.8 million split between borrowings of $20.7 million and letters of credit of $119.1 million). As at March 31, 2005, the total amount available was $580.3 million, of which 5% ($30.4 million) was utilized. The increase in total utilization was due mainly to the use of the credit facility for the issuances of letters of credit and bank guarantees, which as at March 31, 2005, were issued under separate credit agreements, while borrowings decreased slightly.

     CAE also has the ability to borrow under non-committed operating lines in various currencies for up to $40.5 million, of which $2.0 million was drawn as at December 31, 2005.

     As at December 31, 2005, CAE had long-term debt totalling $275.6 million, compared to $342.9 million as at March 31, 2005. As at December 31, 2005, the short-term portion of the long-term debt was $11.1 million compared to $35.3 million as at March 31, 2005. The decrease in the short-term portion results mainly from the repayment of the $20.0 million Canadian dollar Senior Note Tranche due in June 2005.

     During the third quarter of fiscal 2006, the Company took advantage of available liquidity and the strength of the Canadian dollar and proceeded with the prepayment of a relatively high-cost (approximately 8%) asset-backed financing amounting to €22.7 million (the Amsterdam asset-backed financing). This financing structure was consolidated, at the beginning of the fourth quarter of fiscal 2005, as a result of the adoption of new accounting guidelines on consolidation of variable interest entities. The repayment was partially financed with cash on hand and by a €15.0 million borrowing under the revolving term credit facility. Swap unwind and early prepayment charges totalling $2.8 million were paid as part of the refinancing of the debt and was recorded in the interest expense and reported as a non-recurring item in Section 5. The repayment is consistent with the objectives of reducing CAE’s cost of debt and providing additional operational flexibility with respect to the mobility of the simulators within its European operations.

     As well, during the third quarter, CAE concluded an agreement to obtain financing for the establishment of its Enterprise Resource Planning (ERP) system. An unsecured facility has been put in place with an initial draw down amount of $5.1 million for the costs incurred to date on the implementation. Amounts will be drawn down from the facility as incurred, on a quarterly basis, with monthly repayments for a term of seven years beginning at the end of the first month after the end of each quarter.

     During the second quarter, two additional debts have been incurred to finance CAE’s operations. The first debt is related to the NH90 project where a non-recourse PFI has been put in place to finance the build out of the project. An amount of $14.5 million has been incurred, resulting from CAE’s proportionate share (25%) of the initial draw down of the debt facility. The drawdown is under a total facility of €175.5 million to be drawn down over the build out of the project. The debt is non-recourse to CAE and has a final maturity of December 2019. The second debt has been incurred by the Zhuhai Training Centre to finance the acquisition of a simulator. An amount of $4.6 million has been incurred as a result of CAE’s proportionate share (49%) of the initial drawdown of a term debt for CAE’s joint venture participation in the Zhuhai Training Centre. The debt is non-recourse to CAE and has a final maturity of January 2008.

     The Company sells some of its third-party receivables on a non-recourse basis to a financial institution for an amount of up to $25.0 million. Under the terms of the agreement, the Company will continue to act as a collection agent. As at December 31, 2005, $24.8 million of specific accounts receivable were sold to the financial institution pursuant to this agreement. Net proceeds of the sale were used to repay borrowings under the Company’s committed credit facilities.

     On July 7, 2005, the Company entered into a new revolving credit agreement. This new revolving unsecured term credit facility has a committed term of five years, maturing in July 2010. The total credit available is equal to US$400.0 million and €100.0 million. The facility has covenants including minimum shareholders’ equity, interest coverage and debt coverage ratios. The new facility has extended the Company’s ability to enter into project financings which are non-recourse to the Company. The facility also provides the capability to issue letters of credit and bank guarantees.

27 >

MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

8.2 CONTRACTUAL OBLIGATIONS

In the normal course of business, CAE enters into certain contractual obligations and commercial commitments, such as debentures and notes, letters of credit and others. The table below provides a summary of the various maturities of the Company’s long-term debt as at December 31, 2005.

	jan 06	jan 07	jan 08	jan 09	jan 10
(amounts in millions)	dec 06	dec 07	dec 08	dec 09	dec 10	thereafter	total

Long-term debt	$ 9.2	$ 29.8	$ 10.3	$ 80.7	$ 41.7	$100.1	$ 271.8
Capital lease	1.9	1.5	0.2	0.2	–	–	3.8

Total	$ 11.1	$ 31.3	$ 10.5	$ 80.9	$ 41.7	$100.1	$ 275.6

As at December 31, 2005, CAE had other long-term liabilities that were not included in the table above. They consisted of some accrued pension liabilities and post-retirement benefits, deferred revenue and gains on assets and various other long-term liabilities. Cash obligations for accrued employee pension liability and post-retirement benefits depend on various elements such as market returns, actuarial losses and gains and interest rate.

8.3 COMMITMENTS

CAE’s commitments for capital expenditures include investments to add new facilities to its training centre network in order to meet customer demand. Research and development expenditures are incurred to provide new products to the marketplace as alternative ways of training are developed and different types of training equipment are needed for our clients’ training needs.

9 OFF-BALANCE SHEET ARRANGEMENTS

9.1 GUARANTEES

In the normal course of business, CAE has issued letters of credit and performance guarantees for a total of $101.5 million as at December 31, 2005, compared to $73.3 million as at March 31, 2005. The increase in the outstanding amount results mainly from additional project-related requirements.

9.2 SALE AND LEASEBACK TRANSACTIONS

The following is a summary, as at December 31, 2005, of the existing sale and leaseback transactions for full-flight simulators currently in service in TS/C training locations, accounted for as operating leases on CAE’s financial statements. Refer to the Company’s MD&A for fiscal 2005 for more information related to its sale and leaseback transactions.

EXISTING FULL-FLIGHT SIMULATORS UNDER SALE AND LEASEBACK

		number of		initial	imputed	unamortized	residual
	fiscal	simulators	lease	term	interest	deferred	value
(amounts in millions, unless otherwise noted)	year	(units)	obligation	(years)	rate	gain	guarantee

SimuFlite	2002 to 2005	14	$ 189.9	10 to 20	5.5% to 6.7%	$ 12.3	$ –
Toronto training centre	2002	2	40.1	21	6.4%	15.9	9.2
Air Canada training centre	2000	2	31.9	20	7.6%	14.6	8.3
Denver/Dallas training centres	2003	5	82.3	20	5.0%	29.4	–
China Southern Joint Venture(1)	2003	5	20.6	15	3.0%	–	–
Others	–	7	37.1	3 to 8	2.9% to 7.0%	15.6	15.6

		35	$ 401.9			$ 87.8	$ 33.1

Annual lease payments (upcoming 12 months)			$ 32.7

(1) Joint venture in which CAE has a 49% interest.

Rental expenses related to operating leases of the simulators under sale and leaseback arrangements was $10.0 million during the third quarter and $29.7 million on a year-to-date basis for fiscal 2006 compared to $10.4 million and $32.9 million for the same periods last year. Future minimum lease payments for such arrangements amount to approximately $401.9 million as at December 31, 2005.

> 28

MANAGEMENT’S DISCUSSION AND ANALYSIS	> CAE THIRD QUARTER REPORT 2006

10 FINANCIAL INSTRUMENTS

CAE employs foreign exchange forward contracts to manage exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies according to a number of project-related factors, including milestone billings and the use of foreign materials and/or sub-contractors. As at December 31, 2005, CAE had $279.1 million Canadian-dollar equivalent in forward contracts compared to $305.0 million Canadian-dollar equivalent as at March 31, 2005. The decrease since March 2005 is due mainly to a reduced number of foreign currency denominated contracts being hedged.

     CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt at a desirable level. The mix of fixed rate versus floating rate debt on its long-term debt was 61% vs. 39% respectively as at December 31, 2005. The variation in the mix since March 31, 2005, when it stood at 70% vs. 30% respectively, is due mainly to the repayment of the $20.0 million Canadian dollar Senior Note Tranche due in June 2005, which was a fixed rate debt.

     As well, CAE reduces its exposure to the fluctuation in its share price, which impacts the cost of the management compensation deferred share unit (DSU) programs. As at December 31, 2005, the settlement hedge contract covered 600,000 shares of the Company, the same as at March 31, 2005.

For further information on financial instruments, refer to the Company’s MD&A for fiscal 2005.

11 BUSINESS RISKS AND UNCERTAINTIES

As described in the Business Risks and Uncertainties section included in CAE’s Annual Information Form (AIF) for the year ended March 31, 2005, numerous factors could cause the Company’s results to differ materially from those in the forward-looking statements. These factors have not significantly changed in the third quarter of fiscal 2006.

12	FINANCIAL STATEMENTS DISCLOSURE

12.1	SIGNIFICANT CHANGES IN ACCOUNTING STANDARDS – FISCAL 2005 TO FISCAL 2006

Information on significant changes in accounting standards have been described in the Company’s most recent annual MD&A (included in the Company’s annual report for the year ended March 31, 2005). No significant changes have occurred since then.

12.2 CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires CAE’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period reported. On an ongoing basis, Management reviews its estimates, particularly as they relate to accounting for long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment of certain assets. Actual results could differ from those estimates.

     CAE’s critical accounting policies are those that it believes are the most important in determining its financial condition and results and require significant subjective judgment by Management. See Note 1 of the fiscal 2005 consolidated financial statements for a description of the Company’s accounting policies. The Company considers an accounting estimate to be critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have been reasonably used or if changes in the estimate that would have a material impact on CAE’s financial condition or results of operations are likely to occur from period to period.

13 SYSTEMS, PROCEDURES AND CONTROLS

Management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by Management, is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit Committee of the Board of Directors. In the quarter ended December 31, 2005, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls.

14 ADDITIONAL INFORMATION

Additional information relating to the Company, including its AIF for fiscal 2005, is available on-line at www.sedar.com as well as at the Company’s website at www.cae.com.

29 >

CONSOLIDATED BALANCE STATEMENTS		> CAE THIRD QUARTER REPORT 2006

CONSOLIDATED
BALANCE SHEETS

(unaudited)	as at december 31	as at march 31
(amounts in millions of Canadian dollars)	2005	2005

Assets
Current assets
Cash and cash equivalents	$ 66.7	$ 57.1
Accounts receivable	255.5	255.7
Inventories	92.5	101.0
Prepaid expenses	15.6	17.8
Income taxes recoverable	71.2	58.5
Future income taxes	6.1	2.5
Current assets held for sale (Note 3)	–	5.8

	507.6	498.4
Property, plant and equipment, net	793.7	792.2
Future income taxes	96.6	101.0
Intangible assets	20.6	20.2
Goodwill (Note 13)	91.9	92.1
Other assets	134.1	138.3
Long-term assets held for sale (Note 3)	5.9	57.5

	$ 1,650.4	$ 1,699.7

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$ 324.5	$ 312.8
Deposits on contracts	140.0	93.5
Long-term debt due within one year (Note 4)	11.1	35.3
Future income taxes	22.7	19.6
Current liabilities related to assets held for sale (Note 3)	–	7.8

	498.3	469.0
Long-term debt (Note 4)	264.5	307.6
Deferred gains and other long-term liabilities	198.4	179.8
Future income taxes	30.1	38.3
Long-term liabilities related to assets held for sale (Note 3)	–	53.4

	991.3	1,048.1

Shareholders’ Equity
Capital stock (Note 7)	386.5	373.8
Contributed surplus	5.1	3.3
Retained earnings	388.8	340.8
Currency translation adjustment	(121.3)	(66.3)

	659.1	651.6

	$ 1,650.4	$ 1,699.7

The accompanying notes form an integral part of these consolidated financial statements.

> 30

CONSOLIDATED BALANCE STATEMENTS			> CAE THIRD QUARTER REPORT 2006

CONSOLIDATED STATEMENTS
OF EARNINGS

	three months ended		nine months ended
(unaudited)	december 31		december 31
(amounts in millions of Canadian dollars, except per share amounts)	2005	2004	2005	2004

Revenue	$ 276.6	$ 257.5	$ 822.9	$ 723.5

Earnings (loss) before interests and income taxes (Note 10)	$ 32.7	$ (426.0)	$ 96.7	$ (372.3)
Interest expense, net (Note 6)	6.1	5.4	15.3	16.0

Earnings (loss) before income taxes	$ 26.6	$ (431.4)	$ 81.4	$ (388.3)
Income tax expense (recovery)	9.1	(85.7)	25.3	(74.3)

Earnings (loss) from continuing operations	$ 17.5	$ (345.7)	$ 56.1	$ (314.0)
Results of discontinued operations (Note 3)	0.1	(1.3)	(0.6)	5.3

Net earnings (loss)	$ 17.6	$ (347.0)	$ 55.5	$ (308.7)

Basic and diluted earnings (loss) per share from continuing operations	$ 0.07	$ (1.40)	$ 0.22	$ (1.27)

Basic and diluted earnings (loss) per share	$ 0.07	$ (1.40)	$ 0.22	$ (1.25)

Weighted average number of shares outstanding	250.2	247.0	249.6	246.8

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS
OF RETAINED EARNINGS

	three months ended		nine months ended
(unaudited)	december 31		december 31
(amounts in millions of Canadian dollars)	2005	2004	2005	2004

Retained earnings at beginning of period	$ 373.7	$ 585.6	$ 340.8	$ 562.1
Net earnings (loss)	17.6	(347.0)	55.5	(308.7)
Dividends	(2.5)	(7.4)	(7.5)	(22.2)

Retained earnings at end of period	$ 388.8	$ 231.2	$ 388.8	$ 231.2

The accompanying notes form an integral part of these consolidated financial statements.

31 >

CONSOLIDATED BALANCE STATEMENTS	> CAE THIRD QUARTER REPORT 2006

CONSOLIDATED STATEMENTS

OF CASH FLOWS

	three months ended		nine months ended
(unaudited)	december 31		december 31
(amounts in millions of Canadian dollars)	2005	2004	2005	2004

Operating activities
Net earnings (loss)	$ 17.6	$ (347.0)	$ 55.5	$ (308.7)
Results of discontinued operations	(0.1)	1.3	0.6	(5.3)

Earnings (loss) from continuing operations	17.5	(345.7)	56.1	(314.0)
Adjustments to reconcile earnings to cash flows from operating activities:
Impairment of goodwill, tangible and intangible assets (Note 11)	–	443.3	–	443.3
Depreciation	13.8	13.8	39.8	40.9
Amortization of deferred financing costs	0.2	0.6	1.9	1.9
Amortization of intangible and other assets	4.4	6.9	15.2	15.7
Future income taxes	3.0	(81.7)	(1.7)	(68.9)
Investment tax credits	(3.0)	(4.0)	(5.7)	(24.1)
Stock-based compensation	0.8	0.5	1.9	1.4
Other	(1.8)	1.3	3.8	4.1
Decrease in non-cash working capital (Note 9)	55.9	57.8	55.1	18.8

Net cash provided by continuing operating activities	90.8	92.8	166.4	119.1
Net cash (used in) provided by discontinued operating activities	–	(5.6)	2.1	15.0

Net cash provided by operating activities	90.8	87.2	168.5	134.1

Investing activities
Purchase of business (net of cash and cash equivalents acquired) (Note 2)	–	–	2.6	(6.6)
Proceeds from disposal of discontinued operations	–	–	(4.9)	0.8
Capital expenditures	(45.6)	(37.3)	(87.8)	(103.5)
Proceeds from sale and leaseback of assets	–	28.0	–	28.0
Deferred development costs	(0.4)	(2.5)	(0.4)	(9.4)
Deferred pre-operating costs	(0.1)	–	(0.4)	(1.3)
Other assets	(5.1)	(1.0)	(17.2)	(5.1)

Net cash used in continuing investing activities	(51.2)	(12.8)	(108.1)	(97.1)
Net cash used in discontinued investing activities	–	(2.1)	(2.3)	(6.2)

Net cash used in investing activities	(51.2)	(14.9)	(110.4)	(103.3)

Financing activities
Net borrowing under revolving unsecured credit facilities (Note 4)	(13.3)	(16.4)	(9.7)	10.1
Proceeds from long-term debt (Note 4)	4.2	0.1	25.8	3.4
Repayments of long-term debt (Note 4)	(33.1)	(14.8)	(61.9)	(22.4)
Dividends paid	(2.4)	(7.2)	(7.2)	(21.6)
Common stock issuances	1.2	0.5	6.2	1.0
Other	2.8	(0.6)	1.8	2.5

Net cash used in continuing financing activities	(40.6)	(38.4)	(45.0)	(27.0)
Net cash provided by discontinued financing activities	–	0.7	1.2	2.5

Net cash used in financing activities	(40.6)	(37.7)	(43.8)	(24.5)

Effect of foreign exchange rate changes on cash and cash equivalents	(2.1)	0.5	(9.1)	(1.0)

Net (decrease) increase in cash and cash equivalents	(3.1)	35.1	5.2	5.3
Cash and cash equivalents at beginning of period	69.8	32.1	61.5	61.9

Cash and cash equivalents at end of period	$ 66.7	$ 67.2	$ 66.7	$ 67.2

Cash and cash equivalents related to:
Continuing operations			$ 66.7	$ 63.2
Discontinued operations (Note 3)			–	4.0

			$ 66.7	$ 67.2

The accompanying notes form an integral part of these consolidated financial statements.
> 32

> CAE THIRD QUARTER REPORT 2006

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1.

NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. CAE also operates a global network of training centres in locations around the world.

Effective April 1st, 2005, the Company changed its internal organization structure such that operations are managed through four segments:

(i)	Simulation Products/Civil – designs, manufactures and supplies civil flight simulators, training devices and visual systems;

(ii)	Simulation Products/Military – designs, manufactures and supplies advanced military training products for air, land and sea applications;

(iii)	Training & Services/Civil – provides business and commercial aviation training and related services; and

(iv)	Training & Services/Military – supplies military turn key training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.

Previously, the Company’s operations were broken down into the following operating segments; Military Simulation & Training (Military), Civil Simulation & Training (Civil) and Marine Controls (Marine) until its disposal in the fourth quarter of fiscal 2005.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

These interim unaudited consolidated financial statements have been prepared, in all material respects, in accordance with generally accepted accounting principles in Canada (GAAP) as defined by the Canadian Institute of Chartered Accountants (CICA). These accounting principles are different in some respects from United States generally accepted accounting principles (US GAAP).

     These financial statements comply with generally accepted accounting principles applicable to interim financial statements and, except as otherwise indicated hereunder, have been prepared on a basis consistent with CAE’s annual consolidated financial statements for the year ended March 31, 2005. These statements do not include all of the disclosures applicable to annual financial statements; for a full description of the Company’s accounting policies, refer to CAE’s annual consolidated financial statements for the year ended March 31, 2005 available on-line at www.sedar.com as well as at the Company’s website at www.cae.com.

     CAE’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

     The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The converse also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

     Order intake for CAE’s two Military business segments – Simulation Products/Military and Training & Services/Military – has historically not shown any noticeable degree of cyclicality or seasonality in the course of providing solutions for government customers.

Certain comparative figures have been reclassified to conform to the current presentation.

Except where otherwise noted, all amounts in these financial statements are expressed in Canadian dollars.

33 >

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE THIRD QUARTER REPORT 2006

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires CAE’s management (Management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period reported. On an ongoing basis, Management reviews its estimates, particularly as they relate to accounting on long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. While measurements in both annual financial statements and interim financial statements are often based on reasonable estimates, the preparation of interim financial statements will generally require a greater use of estimation than of annual financial statements. Actual results could differ from those estimates; significant changes in estimates and/or assumptions could result in impairment of certain assets.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of CAE Inc. and all majority-owned subsidiaries and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest. All significant intercompany accounts and transactions have been eliminated. Investments over which CAE exercises significant influence are accounted for using the equity method and portfolio investments are accounted for using the cost method.

NOTE 2. BUSINESS ACQUISITIONS AND COMBINATIONS

TERRAIN EXPERTS, INC.

On May 20, 2005, the Company acquired all the issued and outstanding shares of Terrain Experts, Inc. (Terrex), which develops software tools for terrain database generation and visualization. Total consideration for this acquisition amounted to US$11.1 million ($14.0 million) payable in common shares issued by CAE and a nominal cash portion in three instalments as follows:

(i)	1,000,000 shares representing US$4.8 million (approximately $6.1 million issued at a price of $6.13 per share, the closing price of the common shares on the TSX on May 20, 2005), and US$0.2 million ($0.3 million) in cash together representing US$5.0 million ($6.4 million) at the closing date;

(ii)	US$3.6 million through the issuance of CAE shares in fiscal 2007 (twelve months following the closing of the acquisition) to be calculated at the TSX stock price on the date of issuance; and

(iii)	US$2.5 million through the issuance of CAE shares in fiscal 2008 (twenty-four months following the closing of the transaction) to be calculated at the TSX stock price on the date of issuance.

During the second quarter of fiscal 2006, the Company adjusted the purchase price allocation. Those adjustments resulted in a net increase of $1.1 million of non-cash working capital items, an increase of $0.4 million for goodwill and a decrease of $0.1 million of future income taxes from the preliminary allocation previously disclosed.

     The purchase price is still subject to an adjustment based on performance of the business for the twelve-month period following the acquisition. Any changes in the total consideration will be accounted for as a change in goodwill.

> 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE THIRD QUARTER REPORT 2006

The fair value of net assets acquired from Terrex are summarized as follows:

(unaudited)
(amounts in millions)

Current assets(1)	$1.9
Current liabilities	(2.1)
Property, plant and equipment and other assets	3.6
Intangible assets
Trade names	0.3
Technology	1.6
Customer relations	0.8
Goodwill	4.5
Future income taxes	0.5

Fair value of net assets acquired exclusing cash position at acquisition	11.1
Cash position at acquisition	2.9

Fair value of net assets acquired	14.0

Less: Issuance of 1,000,000 common shares (Note 7)	(6.1)
Shares to be issued (2)	(7.6)

Total cash consideration	$0.3

(1)	Excluding cash on hand.

(2)	Has been accounted for as a liability pending issuance.

The acquisition was accounted for under the purchase method and the operating results have been included from its acquisition date.

     The allocation of the purchase price of Terrex is based on Management’s best estimate of the fair value of assets and liabilities. Allocation involves a number of estimates as well as the gathering of information over a number of months.

     The net assets of Terrex, excluding cash and cash equivalents and income taxes, were previously included in the Training & Services/Military segment. At the beginning of the third quarter, the net assets and results from operation of Terrex were reclassified to the Simulation Products/ Military segment. This revised segmentation better reflects the nature of operations of the acquired entity.

GREENLEY & ASSOCIATES INC.

During the second quarter of fiscal 2006, the Company completed the purchase price allocation for this acquisition which closed on November 30, 2004. There were no adjustments required on the preliminary allocation previously disclosed.

NOTE 3.

DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

CLEANING TECHNOLOGIES

In fiscal 2004, CAE completed the sale of its last Cleaning Technologies business, Alpheus Inc, to Cold Jet Inc. The Company was entitled to receive further consideration based on the performance of the business until 2007 and also had certain obligations to Cold Jet Inc. During the third quarter of fiscal 2006, CAE and Cold Jet Inc. concluded an agreement to settle on the further consideration and cancel the outstanding obligations of the Company. On January 24, 2006 an amount of $0.3 million was received by the Company.

FORESTRY SYSTEMS

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for a three-year period to August 2005. In November 2005, the Company received a notice from the buyers saying that the targeted level of operating performance that would trigger the payment had not been achieved. CAE has completed a review of the buyers’ books and records and has in January 2006 instituted legal proceedings to collect the payment that it believes is owed to the Company. The Company has incurred $0.2 million of fees to date in connection with the evaluation and litigation exercise.

MARINE CONTROLS

In the second quarter of fiscal 2005, the Board of Directors approved a plan to divest its Marine Controls business. On February 3, 2005, CAE completed with L-3 Communications Corporation (L-3) the sale of the substantial components of its Marine Controls segment for cash consideration of $238.6 million. This amount is subject to the approval by L-3 of the net working capital of the Marine Controls segment which

35 >

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE THIRD QUARTER REPORT 2006

should be finalized around the end of fiscal 2006. CAE does not believe that this will result in a material adjustment to the gain on disposal already recorded. During the second and third quarters, in accordance with the purchase agreement, L-3 acquired the two components of the Marine Controls segment that were subject to regulatory approvals. This transaction resulted in the assumption by L-3 of CAE’s guarantee of $53.0 million (£23 million) of project-financed related debt for the UK Astute Class submarine training program.

     The results of Marine Controls have been reported as discontinued operations and previously reported statements have been reclassified. Interest expense relating to debt not directly attributable to the continuing operations and paid with the proceeds of the sale of the Marine Controls business has been allocated to discontinued operations based on its share of net assets.

Summarized financial information for the discontinued operations is as follows:

	three months ended		nine months ended
(unaudited)		december 31		december 31
(amounts in millions)	2005	2004	2005	2004

Revenue
Marine Controls	$ –	$ 34.1	$ –	$ 98.2

	$ –	$ 34.1	–	$ 98.2

Net earnings (loss) from Cleaning Technologies,
Net of tax expense of $0.1 (2004; Quarter - $nil, YTD - $nil)	$ 0.3	$ (4.4)	$ 0.3	$ (4.4)
Net loss from Forestry Systems,
Net of tax recovery of $0.1 (2004; $nil)	(0.2)	–	(0.2)	–
Net earnings (loss) from Marine Controls,
Net of tax expense of $nil (2004; Quarter - $1.7, YTD - $5.0)	–	3.3	(0.7)	9.9
Net loss from Training & Services/Civil,
Net of tax recovery of $nil (2004; Quarter - $0.1, YTD - $0.1)	–	(0.2)	–	(0.2)

Net earnings (loss) from discontinued operations	$ 0.1	$ (1.3)	$ (0.6)	$ 5.3

(unaudited)		as at december 31		as at march 31
(amounts in millions)		2005		2005

	marine		marine
	controls	other	controls	other

Current assets held for sale
Cash and cash equivalents	$ –	$ –	$ 4.4	$ –
Accounts receivable	–	–	1.2	–
Prepaid expenses	–	–	0.2	–

	$ –	$ –	$ 5.8	$ –

Long-term assets held for sale
Property, plant and equipment, net	$ –	$ 5.9	$ 50.8	$ 4.2
Other assets	–	–	2.5	–

	$ –	$ 5.9	$ 53.3	$ 4.2

Current liabilities related to assets held for sale
Accounts payable and accrued liabilities	$ –	$ –	$ 7.8	$ –

	$ –	$ –	$ 7.8	$ –

Long-term liabilities related to assets held for sale
Long-term debt	$ –	$ –	$ 53.0	$ –
Future income taxes	–	–	0.4	–

	$ –	$ –	$ 53.4	$ –

Other property, plant and equipment held for sale are expected to be disposed and consist of land and buildings related to the Training & Services/Civil segment.

     During the third quarter of fiscal 2006, CAE as part of its review of performance and strategic orientation, decided to close its training centre located in Maastricht. As a result a building was reclassified in assets held for sale for a value of $1.8 million.

>36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS		> CAE THIRD QUARTER REPORT 2006

NOTE 4.
LONG-TERM DEBT

(unaudited)		as at december 31	as at march 31
(amounts in millions, unless otherwise stated)		2005	2005

(i)	Senior notes	$ 125.9	$ 150.6
(ii)	Revolving unsecured term credit facilities,
	5 years maturing July 2010; US$400.0 (outstanding December 31, 2005 – $nil and US$ nil)	–	–
	5 years maturing April 2006; US$350.0 (outstanding March 31, 2005 – $30.4 and US$ nil)	–	30.4
	5 years maturing July 2010, €100.0 (outstanding December 31, 2005 – €15.0; March 31, 2005 – €nil)	20.7	–
(iii)	Term loans maturing in May and June 2011
	(outstanding December 31, 2005 – €27.8 and €5.5; March 31, 2005 – €30.5 and €6.0)	46.0	57.3
(iv)	Term loans of £12.7 secured, maturing in October 2016
	(outstanding December 31, 2005 – £5.2; March 31, 2005 – £6.0)	10.5	13.7
(v)	Grapevine Industrial Development Corporation bonds, secured maturing in January 2010
	and 2013 (US$27.0)	31.5	32.7
(vi)	Term loan maturing in December 2019
	(outstanding December 31, 2005 – €10.4; March 31, 2005 – €nil)	14.3	–
(vii)	Amsterdam asset-backed financing maturing in December 2007 and August 2008
	(outstanding December 31, 2005 – €nil; March 31, 2005 – €24.7)	–	38.8
(viii)	Miami Dade County Bonds, maturing in March 2024 (US$11.0)	12.8	13.3
(ix)	Obligations under capital lease commitments	3.9	6.1
(x)	Other debt maturing January 2008 to December 2012	10.0	–

		275.6	342.9
Less: Long-term debt due within one year		11.1	35.3

		$ 264.5	$ 307.6

Total debt as at December 31, 2005 is $275.6 million compared to $342.9 million as at March 31, 2005. The net decrease in total debt of $67.3 million results mainly (as set-out below) from the incurrence of new debt of $25.8 million offset by the repayment of $71.6 million of debt and reduction of debt due to foreign exchange fluctuations in the amount of $21.5 million.

The new debt is split as follows:

  Increase of $14.3 million from CAE’s proportionate share (25%) of the initial drawdown of debt in the NH90 project. The debt is non- recourse to CAE.
  Increase of $5.0 million resulting from CAE’s proportionate share (49%) of the initial drawdown of a term debt for CAE’s joint venture in the Zhuhai Training Centre. The debt is non-recourse to CAE and has a final maturity of January 2008.
  Incurrence of $5.1 million of financing for the establishment of the Enterprise Resource Planning (ERP) system. An unsecured facility has been put in place in order to secure financing for the cost of the ERP implementation. Amounts will be drawn down from the facility as incurred, on a quarterly basis, with monthly repayments for a term of seven years beginning at the end of the first month after the end of each quarter.
  Increase of approximately $1.4 million on various other debts.

The reduction of debt is as follows:

  Reduction of $20.0 million Canadian dollar Senior Notes Tranche which matured in June 2005.
  Reduction of $30.4 million in the North American Tranche of the revolving term credit facility, offset by an increase of $20.7 million (Euro 15.0 million) of drawdown on the European Tranche of the revolving term credit facility in order to partially finance the repayment of the Amsterdam asset-backed financing.
  During the quarter the Company repaid the Amsterdam asset-backed financing reducing the debt by approximately $34.2 million with a mix of excess cash and borrowings under the revolving term credit facility.
  Repayments of capital of approximately $7.7 million on various other debts.

On July 7, 2005, the Company entered into a new revolving credit agreement. This new revolving unsecured term credit facility has a committed term of five years maturing in July 2010. The total credit available is equal to US$400.0 million and €100.0 million. The facility has covenants covering minimum shareholders’ equity, interest coverage and debt coverage ratios. The new facility has extended the Company’s ability to enter into project financings which are non-recourse to the Company. The facility also provides capability to issue letters of credit and bank guarantees.

37>

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE THIRD QUARTER REPORT 2006

NOTE 5. LETTERS OF CREDIT AND GUARANTEES

As at December 31, 2005, CAE had outstanding letters of credit and performance guarantees in the amount of $101.5 million (March 31, 2005 – $73.3 million) issued in the normal course of business. These guarantees are issued under standby facilities available to the Company through various financial institutions. The increase in the outstanding amount results mainly from additional project-related requirements.

(unaudited)	as at december 31	as at march 31
(amounts in millions)	2005	2005

Advance payment	$ 39.4	$ 25.3
Contract performance	13.4	7.8
Operating lease obligation	27.1	37.6
Relocation obligation	19.0	–
Other	2.6	2.6

Total	$ 101.5	$ 73.3

The advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product.

     The contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion or according to the guarantee period set in the contract which date has been specified in the performance guarantee as the maturity date.

     The letter of credit for the operating lease obligation provides credit support for the benefit of the owner participant, in the September 30, 2003 sale and leaseback transaction. The reduction from the March 31, 2005 amount results from a cancellation during the quarter as CAE exercised a purchase option on an operating lease which was supported by the letter of credit.

     The relocation obligation is a letter of credit covering CAE’s potential inability to relocate a simulator upon a possible request of the lessor. In the event of a draw down on the letter of credit, ownership of the simulator would revert back to CAE.

NOTE 6.
INTEREST EXPENSE, NET
The Company’s interest expense, net, was as follows:

	three months ended		nine months ended
(unaudited)	december 31		december 31
(amounts in millions)	2005	2004	2005	2004

Interest on long-term debt	$ 7.6	$ 7.6	$ 17.9	$ 23.2
Amortization of deferred financing costs and other	0.5	1.4	3.3	3.8
Allocation of interest expense to discontinued operations	–	(0.3)	–	(1.0)
Interest capitalized	(0.8)	(1.9)	(2.6)	(5.8)

Interest on long-term debt	$ 7.3	$ 6.8	$ 18.6	$ 20.2

Interest income	$ (1.4)	$ (1.2)	$ (3.1)	$ (4.7)
Other interest expense (income), net	0.2	(0.2)	(0.2)	0.5

Other interest income, net	$ (1.2)	$ (1.4)	$ (3.3)	$ (4.2)

Interest expense, net	$ 6.1	$ 5.4	$ 15.3	$ 16.0

Almost all of the Company’s interest income is coming from the advances to CVS Leasing Ltd. (CVS). CVS is an entity that owns the simulators and other equipment used to train the UK Ministry of Defence pilots at CAE’s training centre in Benson, England. The Company has a minority shareholding of 14% in CVS.

>38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE THIRD QUARTER REPORT 2006

NOTE 7.
CAPITAL STOCK

(unaudited)	nine months ended		twelve months ended
(amounts in millions, except number of shares)	december 31, 2005		march 31, 2005

	number	stated	number	stated
	of shares	value	of shares	value

Balance at beginning of period	248,070,329	$ 373.8	246,649,180	$ 367.5
Shares issued (a)	1,091,564	6.9	424,628	2.0
Stock options exercised	1,116,315	5.5	869,620	3.6
Stock dividends	37,861	0.3	126,901	0.7

Balance at end of period	250,316,069	$ 386.5	248,070,329	$ 373.8

(a)	On May 20, 2005, the Company issued 1,000,000 common shares at a price of $6.13 per share for the acquisition of Terrain Experts, Inc. On November 30, 2005, the Company issued 91,564 common shares at a price of $8.07 per share for the second payment of the original purchase price, already accounted for in the purchase price allocation of Greenley & Associates Inc.

NOTE 8. EMPLOYEE FUTURE BENEFITS

The Company has two registered defined benefit pension plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings.

     Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. The actuarial present value of accrued pension benefits has been estimated taking into consideration economic and demographic factors over an extended future period. Plan assets are represented primarily by Canadian and foreign equities and government and corporate bonds.

Significant assumptions used in the calculation are as follows:

		as at december 31	as at march 31
(unaudited)		2005		2005

Expected return on plan assets		6.5%		6.5%
Discount rate for pension costs		6.5%		6.5%
Compensation rate increases		4.5%		4.5%

The total benefit cost in the registered plans for the periods ended December 31 included the following components:

	three months ended		nine months ended
(unaudited)		december 31	december 31
(amounts in millions)	2005	2004	2005	2004

Current service cost	$ 1.1	$ 0.9	$ 3.3	$ 2.7
Interest cost on projected pension obligations	2.4	2.3	7.2	6.9
Expected return on plan assets	(2.1)	(1.9)	(6.3)	(5.7)
Amortization of net actuarial loss	0.5	0.3	1.5	0.9
Amortization of past service costs	0.1	0.1	0.3	0.3

Net pension expense	$ 2.0	$ 1.7	$ 6.0	$ 5.1

The actual employer’s contribution to the registered pension plans for the current fiscal year is not expected to be significantly different from amounts previously disclosed in the annual consolidated financial statements for the year ended March 31, 2005 (approximately $7.4 million annually).

     In addition, the Company maintains a supplemental arrangement to provide defined benefits for designated executives. This supplemental arrangement is solely the obligation of the Company and there is no requirement to fund. The Company, however, is obligated to pay the benefits when they become due. Once the designated executive retires from the Company, the Company is required to secure the obligation for that executive. As at December 31, 2005, the Company has issued letters of credit totalling $19.5 million to secure the obligations under the supplementary plan.

39>

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE THIRD QUARTER REPORT 2006

     The net pension expense of the supplemental arrangement for the three-month period ended December 31, 2005 was $0.4 million (2004 – $0.4 million) and is made up of $0.2 million of current service costs (2004 – $0.2 million) and $0.2 million of interest cost on projected obligations (2004 – $0.2 million). For the nine-month period ended December 31, 2005, the net pension expense is $1.3 million (2004 – $1.3 million) and is composed of $0.6 million of current service cost (2004 – $0.6 million) and $0.7 million of interest cost on projected obligations (2004 – $0.7 million). The pension benefits paid and expected to be paid by the Company are not significantly different from benefits previously disclosed in the annual consolidated financial statements for the year ended March 31, 2005 (approximately $0.8 million annually).

NOTE 9.
SUPPLEMENTARY INFORMATION

	three months ended		nine months ended
(unaudited)	december 31		december 31
(amounts in millions)	2005	2004	2005	2004

Cash provided by (used in) non-cash working capital:
Accounts receivable	$ 8.1	$ 39.9	$ (4.7)	$ 31.0
Inventories	5.4	8.7	(20.7)	6.8
Prepaid expenses	8.5	9.5	5.3	7.8
Income taxes recoverable	6.2	7.2	(4.0)	(2.7)
Accounts payable and accrued liabilities	20.4	(8.7)	21.8	(37.9)
Deposits on contracts	7.3	1.2	57.4	13.8

Decrease in non-cash working capital	$ 55.9	$ 57.8	$ 55.1	$ 18.8

Supplemental cash flow disclosure:
Interest paid	$ 4.5	$ 10.5	$ 17.7	$ 28.4
Income taxes paid (recovered)	$ 4.3	$(8.7)	$ 9.5	$ (3.0)

Supplemental statement of earnings disclosure:
Foreign exchange gain	$ (0.2)	$ (3.7)	$ (8.1)	$ (6.0)

NOTE 10.

OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services. Effective April 1st, 2005, the Company changed its internal organization structure such that operations are managed through four segments:

(i)	Simulation Products/Civil – designs, manufactures and supplies civil flight simulators, training devices and visual systems;

(ii)	Simulation Products/Military – designs, manufactures and supplies advanced military training products for air, land and sea applications;

(iii)	Training & Services/Civil – provides business and commercial aviation training and related services; and

(iv)	Training & Services/Military – supplies military turn key training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.

Due to this change, the corresponding items of segment information for earlier periods have been restated to conform to the new internal organization. The accounting policies of each segment are the same as those described in the Company’s annual consolidated financial statements for the year ended March 31, 2005 (Note 1 to the consolidated financial statements).

     Previously, the Company’s operations were broken down into the following operating segments: Military Simulation & Training (Military), Civil Simulation & Training (Civil) and Marine Controls (Marine) up to its disposal in the fourth quarter of fiscal 2005.

> 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE THIRD QUARTER REPORT 2006

RESULTS BY SEGMENTS

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense) net, interest, income taxes and discontinued operations (hereinafter referred to as Segment Operating Income). The Simulation Products/Civil and the Simulation Products/Military segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. The accounting principles used to prepare the information by operating segment are the same as those used to prepare the consolidated financial statements of the Company. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

(unaudited)	simulation products		training & services			total

three months ended December 31 (amounts in millions)	2005	2004	2005	2004	2005		2004

CIVIL
External revenue	$ 63.0	$ 52.4	$ 78.0	$ 75.8	$ 141.0		$ 128.2
Segment Operating Income	10.4	(3.0)	14.3	9.0	24.7		6.0
Depreciation and amortization
Property, plant and equipment	1.4	1.6	9.9	8.8	11.3		10.4
Intangible and other assets	0.3	1.5	1.9	2.8	2.2		4.3
Capital expenditures	2.0	2.1	41.0	32.4	43.0		34.5

MILITARY
External revenue	$ 82.8	$ 82.7	$ 52.8	$ 46.6	$ 135.6		$ 129.3
Segment Operating Income	6.3	6.4	8.4	4.9	14.7		11.3
Depreciation and amortization
Property, plant and equipment	1.5	2.2	1.0	1.2	2.5		3.4
Intangible and other assets	1.6	0.1	0.6	2.5	2.2		2.6
Capital expenditures	1.1	1.6	1.5	1.2	2.6		2.8

TOTAL
External revenue	$ 145.8	$ 135.1	$ 130.8	$ 122.4	$ 276.6		$ 257.5
Segment Operating Income	16.7	3.4	22.7	13.9	39.4		17.3
Depreciation and amortization
Property, plant and equipment	2.9	3.8	10.9	10.0	13.8		13.8
Intangible and other assets	1.9	1.6	2.5	5.3	4.4		6.9
Capital expenditures	3.1	3.7	42.5	33.6	45.6		37.3

41 >

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE THIRD QUARTER REPORT 2006

(unaudited)	simulation products		training & services			total

nine months ended December 31 (amounts in millions)	2005	2004	2005	2004	2005		2004

CIVIL
External revenue	$ 179.0	$ 159.2	$ 241.2	$ 227.4	$ 420.2		$ 386.6
Segment Operating Income	20.9	10.3	42.8	26.5	63.7		36.8
Depreciation and amortization
Property, plant and equipment	4.1	4.9	27.9	26.2	32.0		31.1
Intangible and other assets	5.0	3.1	4.7	8.7	9.7		11.8
Capital expenditures	3.2	7.5	66.2	90.4	69.4		97.9

MILITARY
External revenue	$ 249.9	$ 198.4	$ 152.8	$ 138.5	$ 402.7		$ 336.9
Segment Operating Income	20.8	17.6	15.8	16.6	36.6		34.2
Depreciation and amortization
Property, plant and equipment	4.6	6.8	3.2	3.0	7.8		9.8
Intangible and other assets	3.3	0.4	2.2	3.5	5.5		3.9
Capital expenditures	3.0	3.6	15.4	2.0	18.4		5.6

TOTAL
External revenue	$ 428.9	$ 357.6	$ 394.0	$ 365.9	$ 822.9		$ 723.5
Segment Operating Income	41.7	27.9	58.6	43.1	100.3		71.0
Depreciation and amortization
Property, plant and equipment	8.7	11.7	31.1	29.2	39.8		40.9
Intangible and other assets	8.3	3.5	6.9	12.2	15.2		15.7
Capital expenditures	6.2	11.1	81.6	92.4	87.8		103.5

The Company is subject to examination by the taxation authorities in various jurisdictions. The determination of tax liabilities and investment tax credits (ITC) recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITC recoverable based on Management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITC are recorded in earnings at the time they can be determined. In the three-month period ended June 30, 2004, an amount of $11.4 million, net of tax of $4.7 million, of ITC was recognized in net earnings and $0.4 million was recorded against deferred development costs. These amounts related to the results of examinations by the taxation authorities for fiscal years 2000 to 2002, and to Management’s reassessment of its best estimate of potential tax liabilities for the subsequent fiscal years. On a per segment basis gross ITC were recognized as follows: Simulation Products/Civil $9.8 million, Simulation Products/ Military $4.4 million and discontinued operations $1.9 million.

> 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE THIRD QUARTER REPORT 2006

The following table provides the segment operating income, including and excluding ITC provisions reversed based on recent tax examinations:

	segment operating	segment operating
(unaudited)	income including	income excluding
nine months ended December 31, 2004 (amounts in millions)	itc provisions reversed	itc provisions reversed

Simulation Products/Civil	$ 10.3	$ 0.5
Simulation Products/Military	17.6	13.2

	$ 27.9	$ 13.7

CONSOLIDATED EARNINGS BEFORE INTEREST AND INCOME TAXES

The following table provides reconciliation between total segment operating income and earnings before interest and income taxes:

	three months ended		nine months ended
(unaudited)	december 31		december 31
(amounts in millions)	2005	2004	2005	2004

Total Segment Operating Income	$ 39.4	$ 17.3	$ 100.3	$ 71.0
Foreign exchange (loss) gain
on the reduction of the investment in certain self-sustaining subsidiaries (a)	(0.7)	–	5.3	–
Impairment of goodwill, tangible and intangible assets (Note 11)	–	(443.3)	–	(443.3)
Restructuring charge (Note 12)	(2.6)	–	(5.1)	–
Other costs associated with the restructuring plan (b)	(3.4)	–	(3.8)	–

Earnings before interest and income taxes	$ 32.7	$ (426.0)	$ 96.7	$ (372.3)

(a)	During the first and the third quarter of fiscal 2006, the Company reduced the capitalization of certain of its self-sustaining subsidiaries. Accordingly, the corresponding amount of foreign exchange accumulated in the currency translation adjustment account was transferred to the consolidated statement of earnings.

(b)	Since the beginning of fiscal year 2006, the Company has also incurred incremental costs related to its restructuring plan which are included in earnings before interests and income taxes according to GAAP. CAE’s Management has decided to isolate these costs from the Segment Operating Income to disclose all costs of the restructuring plan. A significant portion of these costs relates to the re-engineering of the Company’s business processes from which a portion is associated with the deployment of the ERP system (excluding the portion capitalized). The Company also incurred costs related to its strategy and restructuring acivities.

ASSETS EMPLOYED BY SEGMENTS

CAE uses assets employed to assess resources allocated to each segment. Assets employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed excludes cash, income taxes accounts, assets held for sale and assets of certain non-operating subsidiaries.

(unaudited)	as at december 31	as at march 31
(amounts in millions)	2005	2005

Simulation Products/Civil	$ 145.7	$ 167.1
Simulation Products/Military	234.2	280.7
Training & Services/Civil	789.6	762.6
Training & Services/Military	153.2	138.7

Total assets employed	1,322.7	1,349.1

Assets not included in assets employed	327.7	350.6

Total assets	$1,650.4	$1,699.7

43 >

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE THIRD QUARTER REPORT 2006

GEOGRAPHIC INFORMATION

The Company markets its products and services in over 18 countries. Sales are attributed to countries based on the location of customers.

	three months ended			nine months ended
(unaudited)	december 31			december 31
(amounts in millions)	2005	2004		2005	2004

Revenue from external customers
Canada	15.1	$ 15.1		$ 60.7	$ 61.1
United States	92.6	104.8		291.8	314.3
United Kingdom	20.2	19.6		64.2	62.4
Germany	42.4	36.6		115.0	83.7
Other European countries	39.8	31.7		122.6	95.9
Asia and Middle Eastern countries	51.6	17.9		121.2	45.0
Other countries	14.9	31.8		47.4	61.1

	276.6	$ 257.5		$ 822.9	$ 723.5

(unaudited)		as at december 31			as at march 31
(amounts in millions)			2005		2005

Property, plant and equipment, goodwill and intangible assets
Canada			$ 229.3		$ 195.7
United States			287.7		277.4
European countries			356.5		405.1
Other countries			32.7		26.3

			$ 906.2		$ 904.5

NOTE 11.

IMPAIRMENT OF GOODWILL, TANGIBLE AND INTANGIBLE ASSETS

During the third quarter of fiscal 2005, CAE’s management performed a comprehensive review of current performance and strategic orientation of its reporting units. This strategic review revealed that, several factors had severely and persistently affected mainly the Civil business: including the enduring adverse economic environment of the airline industry creating a new market reality, slower than anticipated training outsourcing opportunities (due to pilot-related restructuring efforts at some major airlines), the escalating cost of manufacturing full-flight simulators, the erosion of the 30 to 50-seat regional jet market and the appreciation of the Canadian dollar. These elements had caused the recalibration of some key assumptions in Civil’s strategic planning, which led to the review of the carrying amount of certain assets including; goodwill intangible assets acquired in previous acquisitions, inventory levels for the regional jet market, non-performing training equipment and certain other assets.

     Therefore, based on this review, the Company recorded as at December 31, 2004 a $443.3 million impairment charge, virtually all related to its Civil segments, detailed as follows:

	three months ended		nine months ended
(unaudited)	december 31		december 31
(amounts in millions)	2005	2004	2005	2004

Goodwill	$ –	$ 205.2	$ –	$ 205.2
Customer relations	–	86.7	–	86.7
Trades names and other intangible assets	–	20.4	–	20.4
Property, plant and equipment (simulators)	–	78.4	–	78.4
Inventories	–	33.3	–	33.3
Other assets	–	19.3	–	19.3

Total	$ –	$ 443.3	$ –	$ 443.3

> 44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE THIRD QUARTER REPORT 2006

NOTE 12. RESTRUCTURING CHARGE

In fiscal 2004 and fiscal 2005, the Company proceeded with three measures intended to restore its profitability, cash flows and return on investment. The first two initiatives were announced at the end of the fourth quarter of fiscal 2004 and carried out during the first and second quarters of fiscal 2005.

     The first initiative resulted in a restructuring charge of $8.2 million that was recorded in the results of the fourth quarter of fiscal 2004. An amount of $0.7 million related to the sale of its Marine Controls segment has been allocated to discontinued operations. The charge included severance and other involuntary termination costs that related mainly to the workforce reduction of approximately 250 employees in the Montreal plant, following the loss of a major simulation equipment contract to a competitor. The complete amount was disbursed during the first and second quarters of fiscal 2005.

     The second initiative was designed to integrate a number of functions at certain European training centres. A restructuring charge of $1.8 million, mainly for severance and other costs, was also recorded in the results of the fourth quarter of fiscal 2004. During fiscal 2005, an amount of $1.2 million was disbursed, leaving a provision of $0.6 million, mostly paid during the second quarter of fiscal 2006.

     During the fourth quarter of 2005, following a comprehensive review of current performance and the strategic orientation of its operations, the Company announced a broad restructuring plan (third initiative) aimed at the elimination of existing duplications between the Civil and Military segments and the achievement of a more competitive cost structure. The plan, which includes a workforce reduction of approximately 450 employees and the closing of redundant facilities, has a significant effect on the Company’s operations in Montreal and around the world, including some European and US training centres, and will be executed over 18 months. A restructuring charge of $24.5 million, consisting mainly of severance and other related costs, was recorded in the results of the fourth quarter of fiscal 2005. During the fourth quarter of fiscal 2005, $13.9 million was paid, resulting in a balance of $10.6 million as at March 31, 2005. During the first nine months, $9.1 million was disbursed and additional expenses of $5.1 million were incurred resulting from, among other items, progress achieved in the restructuring plan in European Civil training centres during the third quarter.

RESTRUCTURING COSTS SUMMARY

(unaudited)	employee
(amounts in millions)	termination costs	other costs	total

Provision as at March 31, 2005	$ 9.2	$ 2.0	$ 11.2
Additional expenses	3.7	1.4	5.1
Payments made	(7.2)	(2.5)	(9.7)
Foreign exchange	(0.7)	(0.1)	(0.8)

Provision as at December 31, 2005	$ 5.0	$ 0.8	$ 5.8

NOTE 13. GOODWILL

At April 1st, 2005, following the changes in its internal organization structure related to the operating segments of the Company, goodwill has been reassigned to the reporting segment using a relative fair value allocation approach and is divided as follows between Simulation Products/Military and Training & Services/Military:

(unaudited)	simulation	training
(amounts in millions)	products/military	services/military	total

Balance as at March 31, 2005	$ 52.5	$ 39.6	$ 92.1
Acquisition (a)	4.5	–	4.5
Foreign exchange	(4.4)	(0.3)	(4.7)

Balance as at December 31, 2005	$ 52.6	$ 39.3	$ 91.9

(a)	At the beginning of the third quarter, the net assets (including goodwill) and results from operation of Terrex were reclassified to the Simulation Products/Military segment. This revised segmentation better reflects the nature of operations of the acquired entity.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	> CAE THIRD QUARTER REPORT 2006

NOTE 14. GOVERNMENT COST SHARING

The Company plans to invest $630 million in Project Phoenix, a research and development (R&D) program that will span the next six years. During the third quarter, the Government of Canada and the Company have signed an agreement for an investment of approximately 30% ($189 million) of the value of CAE’s R&D program (reducing by approximatly 25% the amount of income tax credit otherwise available). This agreement is included in the Technology Partnerships Canada (TPC) program created by Industry Canada to invest strategically in research and development, to encourage private sector investment and to increase technological capabilities in the Canadian industry. The Government of Canada investment will be repayable starting in fiscal 2012 through royalties based on consolidated revenue. The royalty period ends in 2030 or earlier if a predetermined royalty ceiling, which exceed the amount of the maximum contribution, is reached.

     The Company has recorded in its third quarter results an account receivable of $7.3 million, based on costs incurred starting in June 2005, of which $5.6 million was recorded as a reduction of costs and $1.7 million against fixed asset or other capitalized costs.

> 46

NOTES	> CAE THIRD QUARTER REPORT 2006

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NOTES	> CAE THIRD QUARTER REPORT 2006

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> CAE THIRD QUARTER REPORT 2006

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